SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Table of Contents

Company Information
Capital Breakdown	1
Parent Company' Financial Statements
Statement of Financial Position – Assets	2
Statement of Financial Position – Liabilities	3
Income Statement	5
Statement of Comprehensive Income	7
Statement of Cash Flows (Indirect Method)	8
Statement of Changes in Equity
01/01/2023 to 09/30/2023	10
01/01/2022 to 09/30/2022	11
Statement of Value Added	12
Consolidated Financial Statements
Statement of Financial Position – Assets	13
Statement of Financial Position – Liabilities	14
Income Statement	16
Statement of Comprehensive Income	18
Statement of Cash Flows (Indirect Method)	19
Statement of Changes in Equity
01/01/2023 to 09/30/2023	21
Statement of Value Added	22
Comments on the Company' Performance	23
Notes to the Quarterly Information	34
Comments on the Company' Projections	104
Other Information Deemed as Relevant by the Company	105
Reports and Statements
Unqualified Reports on Special Review	107
Executive Officers' Statement on the Financial Statements	109
Executive Officers' Statement on the Report of Independent Registered Public Accounting Firm	110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Unit)	09/30/2023
Paid-up Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0
PAGE: 1 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position - Assets

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		09/30/2023	12/31/2022
1	Total Assets	58,981,894	57,207,765
1.01	Current Assets	7,119,916	7,284,664
1.01.01	Cash and Cash Equivalents	1,592,888	1,867,485
1.01.02	Financial Investments	1,381,568	1,677,873
1.01.02.03	Financial Investments Valued at Amortized Cost	1,381,568	1,677,873
1.01.03	Accounts Receivable	3,626,628	3,268,367
1.01.03.01	Customers	3,393,831	3,062,574
1.01.03.02	Other Receivables	232,797	205,793
1.01.03.02.01	Related-Party Balances	232,797	205,793
1.01.04	Inventories	120,608	124,247
1.01.06	Recoverable Taxes	262,742	242,906
1.01.06.01	Current Recoverable Taxes	262,742	242,906
1.01.08	Other Current Assets	135,482	103,786
1.01.08.03	Other	135,482	103,786
1.01.08.03.01	Restricted Cash	53,736	37,474
1.01.08.03.20	Other Assets	81,746	66,312
1.02	Noncurrent Assets	51,861,978	49,923,101
1.02.01	Long-Term Assets	9,415,049	10,105,800
1.02.01.04	Accounts Receivable	214,526	215,234
1.02.01.04.01	Trade Receivables	214,526	215,234
1.02.01.09	Receivables from Related Parties	941,047	950,950
1.02.01.09.03	Receivables from Controlling Shareholders	941,047	950,950
1.02.01.10	Other Noncurrent Assets	8,259,476	8,939,616
1.02.01.10.04	Escrow Deposits	130,795	170,093
1.02.01.10.05	Water and Basic Sanitation National Agency – ANA	3,463	9,193
1.02.01.10.06	Contract Asset	7,889,956	8,613,968
1.02.01.10.20	Other Assets	235,262	146,362
1.02.02	Investments	203,057	157,491
1.02.02.01	Equity Interest	156,367	110,765
1.02.02.01.03	Equity Interest in Jointly-Owned Subsidiaries	124,120	104,666
1.02.02.01.04	Other Investments	32,247	6,099
1.02.02.02	Investment Properties	46,690	46,726
1.02.03	Property, Plant and Equipment	418,424	338,939
1.02.04	Intangible Assets	41,825,448	39,320,871
1.02.04.01	Intangible Assets	41,825,448	39,320,871
1.02.04.01.01	Concession Agreements	1,123,288	1,151,365
1.02.04.01.02	Program Contracts	20,906,853	19,602,451
1.02.04.01.03	Service Contracts	19,126,055	17,870,451
1.02.04.01.04	Software License of Use	532,131	595,404
1.02.04.01.05	Right of Use	137,121	75,052
1.02.04.01.06	Right of Use – Investments	0	26,148

PAGE: 2 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		09/30/2023	12/31/2022
2	Total Liabilities	58,981,894	57,207,765
2.01	Current Liabilities	7,059,252	6,657,342
2.01.01	Social and Labor Obligations	909,606	498,504
2.01.01.01	Social Obligations	37,023	64,801
2.01.01.02	Labor Obligations	872,583	433,703
2.01.02	Suppliers	518,199	430,946
2.01.02.01	Domestic Suppliers	518,199	430,946
2.01.03	Tax Obligations	310,157	293,461
2.01.03.01	Federal Tax Obligations	304,022	282,820
2.01.03.01.01	Income Tax and Social Contribution Payable	108,272	0
2.01.03.01.02	Pis-Pasep and Cofins Payable	115,377	134,624
2.01.03.01.03	INSS (Social Security Contribution) Payable	44,393	44,515
2.01.03.01.20	Other Federal Taxes	35,980	103,681
2.01.03.03	Municipal Tax Obligations	6,135	10,641
2.01.04	Borrowings and Financing	2,652,150	2,245,960
2.01.04.01	Borrowings and Financing	1,221,385	1,389,864
2.01.04.01.01	In Local Currency	976,719	1,077,277
2.01.04.01.02	In Foreign Currency	244,666	312,587
2.01.04.02	Debentures	1,309,459	739,534
2.01.04.03	Financing through Lease	121,306	116,562
2.01.05	Other Obligations	1,654,647	2,264,433
2.01.05.01	Payables to Related Parties	1,871	1,694
2.01.05.01.03	Payables to Controlling Shareholders	1,871	1,694
2.01.05.02	Other	1,652,776	2,262,739
2.01.05.02.01	Dividends and Interest on Capital Payable	553	741,725
2.01.05.02.04	Services Payable	756,547	723,242
2.01.05.02.05	Refundable Amounts	28,481	30,885
2.01.05.02.06	Program Contract Commitments	26,379	100,188
2.01.05.02.07	Public-Private Partnership - PPP	239,831	222,413
2.01.05.02.09	Indemnities	9,201	8,556
2.01.05.02.20	Other Obligations	591,784	435,730
2.01.06	Provisions	1,014,493	924,038
2.01.06.01	Tax, Social Security, Labor, and Civil Provisions	644,973	510,807
2.01.06.01.01	Tax Provisions	37,679	34,382
2.01.06.01.02	Pension Plan and Labor Obligations	503,324	385,580
2.01.06.01.04	Civil Provisions	103,970	90,845
2.01.06.02	Other Provisions	369,520	413,231
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	20,537	15,289
2.01.06.02.04	Provisions for Customers	157,677	141,491
2.01.06.02.05	Provisions for Suppliers	191,306	256,451
2.02	Noncurrent Liabilities	22,328,786	23,216,890
2.02.01	Borrowings and Financing	16,350,740	16,712,711
2.02.01.01	Borrowings and Financing	9,638,484	9,167,759
2.02.01.01.01	In Local Currency	7,399,232	6,704,588
2.02.01.01.02	In Foreign Currency	2,239,252	2,463,171
2.02.01.02	Debentures	6,351,631	7,202,296
PAGE: 3 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		09/30/2023	12/31/2022
2.02.01.03	Financing through Lease	360,625	342,656
2.02.02	Other Obligations	5,202,780	5,628,155
2.02.02.02	Other	5,202,780	5,628,155
2.02.02.02.04	Pension Plan Obligations	2,126,918	2,150,191
2.02.02.02.05	Program Contract Commitments	11,851	12,197
2.02.02.02.06	Public-Private Partnership - PPP	2,583,118	2,736,768
2.02.02.02.07	Indemnities	14,438	17,508
2.02.02.02.08	Labor Obligations	100,542	1,620
2.02.02.02.09	Deferred Cofins/Pasep	159,937	159,723
2.02.02.02.20	Other Obligations	205,976	550,148
2.02.03	Deferred Taxes	72,125	189,278
2.02.03.01	Deferred Income Tax and Social Contribution	72,125	189,278
2.02.03.01.01	Deferred Income Tax and Social Contribution	72,125	189,278
2.02.04	Provisions	703,141	686,746
2.02.04.01	Tax, Social Security, Labor, and Civil Provisions	199,380	291,317
2.02.04.01.01	Tax Provisions	44,660	29,113
2.02.04.01.02	Pension Plan and Labor Obligations	148,253	254,718
2.02.04.01.04	Civil Provisions	6,467	7,486
2.02.04.02	Other Provisions	503,761	395,429
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	453,877	391,547
2.02.04.02.04	Provisions for Customers	5,092	3,306
2.02.04.02.05	Provisions for Suppliers	44,792	576
2.03	Equity	29,593,856	27,333,533
2.03.01	Paid-Up Capital	15,000,000	15,000,000
2.03.04	Profit Reserves	12,078,963	12,155,890
2.03.04.01	Legal Reserve	1,688,428	1,688,428
2.03.04.08	Additional Dividend Proposed	0	76,927
2.03.04.10	Reserve for Investments	10,390,535	10,390,535
2.03.05	Retained Earnings/Accumulated Losses	2,337,250	0
2.03.06	Equity Valuation Adjustments	177,643	177,643
PAGE: 4 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Income Statement

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter of the	YTD Previous
		07/01/2023 to 09/30/2023	Year	Previous Year	Year
			01/01/2023 to 09/30/2023	07/01/2022 to 09/30/2022	01/01/2022 to 09/30/2022
3.01	Revenue from Sales and/or Services	6,453,246	18,306,152	5,987,739	16,123,529
3.02	Cost of Sales and/or Services	-3,944,519	-11,808,917	-3,767,593	-10,415,881
3.02.01	Cost of Sales and/or Services	-2,641,363	-8,117,914	-2,447,695	-7,098,988
3.02.02	Construction Costs	-1,303,156	-3,691,003	-1,319,898	-3,316,893
3.03	Gross Profit	2,508,727	6,497,235	2,220,146	5,707,648
3.04	Operating Expenses/Income	-802,158	-2,327,312	-700,441	-2,139,751
3.04.01	Selling Expenses	-393,738	-1,284,863	-369,876	-1,230,614
3.04.01.01	Selling Expenses	-237,074	-747,968	-234,054	-664,166
3.04.01.02	Allowance for Doubtful Accounts	-156,664	-536,895	-135,822	-566,448
3.04.02	General and Administrative Expenses	-419,083	-1,134,613	-333,719	-928,714
3.04.04	Other Operating Income	14,281	93,241	22,115	45,985
3.04.04.01	Other Operating Income	16,610	104,218	24,362	50,704
3.04.04.02	Cofins and Pasep	-2,329	-10,977	-2,247	-4,719
3.04.05	Other Operating Expenses	-8.253	-22,093	-24,902	-43,856
3.04.06	Equity Pickup	4,635	21,016	5,941	17,448
3.05	Income before Financial Result and Taxes	1,706,569	4,169,923	1,519,705	3,567,897
3.06	Financial Result	-428,920	-702,496	118,508	134,257
3.06.01	Financial Revenue	182,100	606,392	496,042	925,214
3.06.01.01	Financial Revenue	190,756	635,193	526,935	976,419
3.06.01.02	Exchange Variation Gains	338	909	-147	443
3.06.01.03	Cofins and Pasep	-8.994	-29,710	-30,746	-51,648
3.06.02	Financial Expenses	-611,020	-1,308,888	-377,534	-790,957
3.06.02.01	Financial Expenses	-561,101	-1,606,501	-404,793	-1,347,537
3.06.02.02	Exchange Variation Losses	-49,919	297,613	27,259	556,580
3.07	Profit before Taxes on Income	1,277,649	3,467,427	1,638,213	3,702,154
3.08	Income Tax and Social Contribution	-431,354	-1,130,177	-557,153	-1,223,097
3.08.01	Current	-461,143	-1,247,330	-501,204	-1,170,884
3.08.02	Deferred	29,789	117,153	-55,949	-52,213
PAGE: 5 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Income Statement

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter of the	YTD Previous
		07/01/2023 to 09/30/2023	Year	Previous Year	Year
			01/01/2023 to 09/30/2023	07/01/2022 to 09/30/2022	01/01/2022 to 09/30/2022
3.09	Net Income from Continuing Operations	846,295	2,337,250	1,081,060	2,479,057
3,11	Profit/Loss for the Period	846,295	2,337,250	1,081,060	2,479,057
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	1.23816	3.41948	1.58163	3.62695
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	1.23816	3.41948	1.58163	3.62695
PAGE: 6 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter of the	YTD Previous
		07/01/2023 to 09/30/2023	Year	Previous Year	Year
			01/01/2023 to 09/30/2023	07/01/2022 to 09/30/2022	01/01/2022 to 09/30/2022
4.01	Net Income for the Period	846,295	2,337,250	1,081,060	2,479,057
4.03	Comprehensive Income for the Period	846,295	2,337,250	1,081,060	2,479,057
PAGE: 7 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2023 to 09/30/2023	01/01/2022 to 09/30/2022
6.01	Net Cash from Operating Activities	2,997,075	2,569,167
6.01.01	Cash from Operations	8,001,546	6,712,386
6.01.01.01	Profit before Income Tax and Social Contribution	3,467,427	3,702,154
6.01.01.02	Provision and Inflation Adjustments on Provisions	331,157	282,463
6.01.01.04	Finance Charges from Customers	-285,514	-247,355
6.01.01.05	Residual Value of Property, Plant and Equipment, Intangible Assets, and Investment Properties Written-off	7,241	23,652
6.01.01.06	Depreciation and Amortization	2,041,377	1,801,622
6.01.01.07	Interest on Borrowings and Financing Payable	960,460	776,535
6.01.01.08	Inflation Adjustment and Exchange Gains (Losses) on Borrowings and Financing	-174,497	-409,109
6.01.01.09	Interest and Inflation Adjustments on Liabilities	13,976	18,484
6.01.01.10	Interest and Inflation Adjustments on Assets	-88,031	-394,968
6.01.01.11	Allowance for Doubtful Accounts	536,895	566,448
6.01.01.12	Provision for Consent Decree (TAC) and Knowledge Retention Program (KRP)	571,275	-1,238
6.01.01.13	Equity Pickup	-21,016	-17,448
6.01.01.14	Interest and Inflation Adjustment - PPP	366,143	366,890
6.01.01.15	Other Adjustments	17,629	11,397
6.01.01.16	Transfer to the São Paulo Municipal Government	185,838	167,655
6.01.01.17	Construction Margin on Intangible Assets Arising from Concession Agreements	-84,577	-76,289
6.01.01.18	Pension Plan Obligations	155,763	141,493
6.01.02	Changes in Assets and Liabilities	-2,465,084	-1,938,502
6.01.02.01	Other Assets	-563,914	-483,163
6.01.02.02	Related-Party Balances and Transactions	8,325	-311,635
6.01.02.03	Inventories	3,639	-6,553
6.01.02.04	Taxes Recoverable	-19,836	124,392
6.01.02.05	Other Receivables	-93,738	-3,630
6.01.02.06	Escrow Deposits	48,850	17,907
6.01.02.08	Trade Payables and Contractors	-409,644	-224,046
6.01.02.09	Social and Labor Obligations	-30,917	101,473
6.01.02.10	Pension Plan Obligations	-179,036	-169,884
6.01.02.11	Taxes and Contributions Payable	-168,118	-85,843
6.01.02.12	Services Payable	-152,533	-49,493
6.01.02.13	Other Obligations	-684,069	-426,677
6.01.02.14	Provisions	-224,307	-422,684
6.01.02.15	Deferred Cofins/Pasep	214	1,334
6.01.03	Other	-2,539,387	-2,204,717
6.01.03.01	Interest Paid	-1,476,871	-1,145,888
6.01.03.02	Income Tax and Social Contribution Paid	-1,062,516	-1,058,829
6.02	Net Cash from Investing Activities	-1,984,331	-1,723,972
6.02.01	Acquisition of Contract Assets and Intangible Assets	-2,209,493	-2,507,631
6.02.02	Acquisition of Property, Plant and Equipment	-88,242	-40,472
6.02.03	Investments	-1,676	0
6.02.04	Restricted Cash	-16,262	-9,194
PAGE: 8 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2023 to 09/30/2023	01/01/2022 to 09/30/2022
6.02.07	Financial Investments	331,342	833,325
6.03	Net Cash from Financing Activities	-1,287,341	225,634
6.03.01	Funding	1,391,821	2,690,603
6.03.02	Amortization	-1,276,199	-1,369,327
6.03.03	Payment of Interest on Capital	-823,671	-603,541
6.03.04	Public-Private Partnership - PPP	-502,375	-476,097
6.03.05	Program Contract Commitments	-76,917	-16,004
6.05	Increase (Decrease) in Cash and Cash Equivalents	-274,597	1,070,829
6.05.01	Opening Balance of Cash and Cash Equivalents	1,867,485	717,929
6.05.02	Closing Balance of Cash and Cash Equivalents	1,592,888	1,788,758
PAGE: 9 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity - 01/01/2023 to 09/30/2023

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	12,155,890	0	177,643	27,333,533
5.03	Restated Opening Balances	15,000,000	0	12,155,890	0	177,643	27,333,533
5.04	Capital Transactions with Partners	0	0	-76,927	0	0	-76,927
5.04.08	Additional Minimum Dividends, approved	0	0	-76,927	0	0	-76,927
5.05	Total Comprehensive Income	0	0	0	2,337,250	0	2,337,250
5.05.01	Net Income for the Period	0	0	0	2,337,250	0	2,337,250
5.07	Closing Balances	15,000,000	0	12,078,963	2,337,250	177,643	29,593,856
PAGE: 10 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity - 01/01/2022 to 09/30/2022

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	9,885,485	0	46,374	24,931,859
5.03	Restated Opening Balances	15,000,000	0	9,885,485	0	46,374	24,931,859
5.04	Capital Transactions with Partners	0	0	-55,630	0	0	-55,630
5.04.08	Additional Minimum Dividends, approved	0	0	-55,630	0	0	-55,630
5.05	Total Comprehensive Income	0	0	0	2,479,057	0	2,479,057
5.05.01	Net Income for the Period	0	0	0	2,479,057	0	2,479,057
5.07	Closing Balances	15,000,000	0	9,829,855	2,479,057	46,374	27,355,286
PAGE: 11 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2023 to 09/30/2023	01/01/2022 to 09/30/2022
7.01	Revenue	18,983,816	16,639,519
7.01.01	Goods, Products, and Services Sold	15,640,913	13,762,081
7.01.02	Other Revenue	104,218	50,704
7.01.03	Revenue from Construction of Own Assets	3,775,580	3,393,182
7.01.04	Allowance for/Reversal of Doubtful Accounts	-536,895	-566,448
7.02	Inputs Acquired from Third Parties	-7,987,027	-7,306,373
7.02.01	Costs of Goods, Products and Services Sold	-6,759,123	-6,194,022
7.02.02	Materials, Electricity, Outsourced Services, and Others	-1,205,811	-1,068,495
7.02.04	Other	-22,093	-43,856
7.03	Gross Value Added	10,996,789	9,333,146
7.04	Retentions	-2,041,377	-1,801,622
7.04.01	Depreciation, Amortization, and Depletion	-2,041,377	-1,801,622
7.05	Net Value Added Produced	8,955,412	7,531,524
7.06	Value Added Received in Transfer	657,118	994,310
7.06.01	Equity Pickup	21,016	17,448
7.06.02	Financial Revenue	636,102	976,862
7.07	Total Value Added to Distribute	9,612,530	8,525,834
7.08	Value Added Distribution	9,612,530	8,525,834
7.08.01	Personnel	2,637,113	1,958,612
7.08.01.01	Direct Compensation	1,969,093	1,406,624
7.08.01.02	Benefits	531,253	441,724
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	136,767	110,264
7.08.02	Taxes, Fees, and Contributions	2,812,117	2,820,420
7.08.02.01	Federal	2,631,548	2,649,229
7.08.02.02	State	129,448	123,247
7.08.02.03	Municipal	51,121	47,944
7.08.03	Value Distributed to Providers of Capital	1,826,050	1,267,745
7.08.03.01	Interest	1,808,503	1,249,743
7.08.03.02	Rentals	17,547	18,002
7.08.04	Value Distributed to Shareholders	2,337,250	2,479,057
7.08.04.03	Retained Earnings/Accumulated Losses for the Period	2,337,250	2,479,057
PAGE: 12 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Consolidated Financial Statements / Statement of Financial Position - Assets

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		09/30/2023	12/31/2022
1	Total Assets	59,054,629	0
1.01	Current Assets	7,120,730	0
1.01.01	Cash and Cash Equivalents	1,593,701	0
1.01.02	Financial Investments	1,381,568	0
1.01.02.03	Financial Investments Valued at Amortized Cost	1,381,568	0
1.01.03	Accounts Receivable	3,626,628	0
1.01.03.01	Trade Payables	3,393,831	0
1.01.03.02	Other Receivables	232,797	0
1.01.03.02.01	Related-Party Balances	232,797	0
1.01.04	Inventories	120,608	0
1.01.06	Recoverable Taxes	262,743	0
1.01.06.01	Current Recoverable Taxes	262,743	0
1.01.08	Other Current Assets	135,482	0
1.01.08.03	Other	135,482	0
1.01.08.03.01	Restricted Cash	53,736	0
1.01.08.03.20	Other Assets	81,746	0
1.02	Noncurrent Assets	51,933,899	0
1.02.01	Long-Term Assets	9,338,970	0
1.02.01.04	Accounts Receivable	214,526	0
1.02.01.04.01	Customers	214,526	0
1.02.01.09	Receivables from Related Parties	941,047	0
1.02.01.09.03	Receivables from Controlling Shareholders	941,047	0
1.02.01.10	Other Noncurrent Assets	8,183,397	0
1.02.01.10.04	Escrow Deposits	130,795	0
1.02.01.10.05	Water and Basic Sanitation National Agency – ANA	3,463	0
1.02.01.10.06	Contract Asset	7,889,956	0
1.02.01.10.20	Other Assets	159,183	0
1.02.02	Investments	203,057	0
1.02.02.01	Equity Interest	156,367	0
1.02.02.01.04	Equity Interest in Jointly-Owned Subsidiaries	124,120	0
1.02.02.01.05	Other Investments	32,247	0
1.02.02.02	Investment Properties	46,690	0
1.02.03	Property, Plant and Equipment	418,424	0
1.02.04	Intangible Assets	41,973,448	0
1.02.04.01	Intangible Assets	41,973,448	0
1.02.04.01.01	Concession Agreements	1,271,288	0
1.02.04.01.02	Program Contracts	20,906,853	0
1.02.04.01.03	Service Contracts	19,126,055	0
1.02.04.01.04	Software License of Use	532,131	0
1.02.04.01.05	Right of Use	137,121	0
PAGE: 13 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Consolidated Financial Statements / Statement of Financial Position - Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		09/30/2023	12/31/2022
2	Total Liabilities	59,054,629	0
2.01	Current Liabilities	7,133,252	0
2.01.01	Social and Labor Obligations	909,606	0
2.01.01.01	Social Obligations	37,023	0
2.01.01.02	Labor Obligations	872,583	0
2.01.02	Suppliers	518,199	0
2.01.02.01	Domestic Suppliers	518,199	0
2.01.03	Tax Obligations	310,157	0
2.01.03.01	Federal Tax Obligations	304,022	0
2.01.03.01.01	Income Tax and Social Contribution Payable	108,272	0
2.01.03.01.02	Pis-Pasep and Cofins Payable	115,377	0
2.01.03.01.03	INSS (Social Security Contribution) Payable	44,393	0
2.01.03.01.20	Other Federal Taxes	35,980	0
2.01.03.03	Municipal Tax Obligations	6,135	0
2.01.04	Borrowings and Financing	2,652,150	0
2.01.04.01	Borrowings and Financing	1,221,385	0
2.01.04.01.01	In Local Currency	976,719	0
2.01.04.01.02	In Foreign Currency	244,666	0
2.01.04.02	Debentures	1,309,459	0
2.01.04.03	Financing through Lease	121,306	0
2.01.05	Other Obligations	1,728,647	0
2.01.05.01	Payables to Related Parties	1,871	0
2.01.05.01.03	Payables to Controlling Shareholders	1,871	0
2.01.05.02	Other	1,726,776	0
2.01.05.02.01	Dividends and Interest on Capital Payable	553	0
2.01.05.02.04	Services Payable	756,547	0
2.01.05.02.05	Refundable Amounts	28,481	0
2.01.05.02.06	Program Contract Commitments	26,379	0
2.01.05.02.07	Public-Private Partnership - PPP	239,831	0
2.01.05.02.09	Indemnities	9,201	0
2.01.05.02.20	Other Obligations	665,784	0
2.01.06	Provisions	1,014,493	0
2.01.06.01	Tax, Social Security, Labor, and Civil Provisions	644,973	0
2.01.06.01.01	Tax Provisions	37,679	0
2.01.06.01.02	Pension Plan and Labor Obligations	503,324	0
2.01.06.01.04	Civil Provisions	103,970	0
2.01.06.02	Other Provisions	369,520	0
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	20,537	0
2.01.06.02.04	Provisions for Customers	157,677	0
2.01.06.02.05	Provisions for Suppliers	191,306	0
2.02	Noncurrent Liabilities	22,327,521	0
2.02.01	Borrowings and Financing	16,350,740	0
2.02.01.01	Borrowings and Financing	9,638,484	0
2.02.01.01.01	In Local Currency	7,399,232	0
2.02.01.01.02	In Foreign Currency	2,239,252	0
2.02.01.02	Debentures	6,351,631	0
PAGE: 14 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Consolidated Financial Statements / Statement of Financial Position - Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		09/30/2023	12/31/2022
2.02.01.03	Financing through Lease	360,625	0
2.02.02	Other Obligations	5,201,515	0
2.02.02.02	Other	5,201,515	0
2.02.02.02.04	Pension Plan Obligations	2,126,918	0
2.02.02.02.05	Program Contract Commitments	11,851	0
2.02.02.02.06	Public-Private Partnership - PPP	2,583,118	0
2.02.02.02.07	Indemnities	14,438	0
2.02.02.02.08	Labor Obligations	100,542	0
2.02.02.02.09	Deferred Cofins/Pasep	159,937	0
2.02.02.02.20	Other Obligations	204,711	0
2.02.03	Deferred Taxes	72,125	0
2.02.03.01	Deferred Income Tax and Social Contribution	72,125	0
2.02.03.01.01	Deferred Income Tax and Social Contribution	72,125	0
2.02.04	Provisions	703,141	0
2.02.04.01	Tax, Social Security, Labor, and Civil Provisions	199,380	0
2.02.04.01.01	Tax Provisions	44,660	0
2.02.04.01.02	Pension Plan and Labor Obligations	148,253	0
2.02.04.01.04	Civil Provisions	6,467	0
2.02.04.02	Other Provisions	503,761	0
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	453,877	0
2.02.04.02.04	Provisions for Customers	5,092	0
2.02.04.02.05	Provisions for Suppliers	44,792	0
2.03	Consolidated Equity	29,593,856	0
2.03.01	Paid-Up Capital	15,000,000	0
2.03.04	Profit Reserves	12,078,963	0
2.03.04.01	Legal Reserve	1,688,428	0
2.03.04.10	Reserve for Investments	10,390,535	0
2.03.05	Retained Earnings/Accumulated Losses	2,337,250	0
2.03.06	Equity Valuation Adjustments	177,643	0
PAGE: 15 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Consolidated Financial Statements / Income Statement

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter of the	YTD Previous
		07/01/2023 to 09/30/2023	Year	Previous Year	Year
			01/01/2023 to 09/30/2023	07/01/2022 to 09/30/2022	01/01/2022 to 09/30/2022
3.01	Revenue from Sales and/or Services	6,453,246	18,306,152	0	0
3.02	Cost of Sales and/or Services	-3,944,519	-11,808,917	0	0
3.02.01	Cost of Sales and/or Services	-2,641,363	-8,117,914	0	0
3.02.02	Construction Costs	-1,303,156	-3,691,003	0	0
3.03	Gross Profit	2,508,727	6,497,235	0	0
3.04	Operating Expenses/Income	-800,082	-2,325,236	0	0
3.04.01	Selling Expenses	-393,738	-1,284,863	0	0
3.04.01.01	Selling Expenses	-237,074	-747,968	0	0
3.04.01.02	Allowance for Doubtful Accounts	-156,664	-536,895	0	0
3.04.02	General and Administrative Expenses	-419,083	-1,134,613	0	0
3.04.04	Other Operating Income	14,281	93,241	0	0
3.04.04.01	Other Operating Income	16,610	104,218	0	0
3.04.04.02	Cofins and Pasep	-2,329	-10,977	0	0
3.04.05	Other Operating Expenses	-8.253	-22,093	0	0
3.04.06	Equity Pickup	6,711	23,092	0	0
3.05	Income before Financial Result and Taxes	1,708,645	4,171,999	0	0
3.06	Financial Result	-430,996	-704,572	0	0
3.06.01	Financial Revenue	180,024	604,316	0	0
3.06.01.01	Financial Revenue	188,680	633,117	0	0
3.06.01.02	Exchange Variation Gains	338	909	0	0
3.06.01.03	Cofins and Pasep	-8.994	-29,710	0	0
3.06.02	Financial Expenses	-611,020	-1,308,888	0	0
3.06.02.01	Financial Expenses	-561,101	-1,606,501	0	0
3.06.02.02	Exchange Variation Losses	-49,919	297,613	0	0
3.07	Profit before Taxes on Income	1,277,649	3,467,427	0	0
3.08	Income Tax and Social Contribution	-431,354	-1,130,177	0	0
3.08.01	Current	-461,143	-1,247,330	0	0
3.08.02	Deferred	29,789	117,153	0	0
PAGE: 16 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Consolidated Financial Statements / Income Statement

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter of the	YTD Previous
		07/01/2023 to 09/30/2023	Year	Previous Year	Year
			01/01/2023 to 09/30/2023	07/01/2022 to 09/30/2022	01/01/2022 to 09/30/2022
3.09	Net Income from Continuing Operations	846,295	2,337,250	0	0
3,11	Consolidated Profit/Loss for the Period	846,295	2,337,250	0	0
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	1.23816	3.41948	0	0
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	1.23816	3.41948	0	0
PAGE: 17 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Consolidated Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter of the	YTD Previous
		07/01/2023 to 09/30/2023	Year	Previous Year	Year
			01/01/2023 to 09/30/2023	07/01/2022 to 09/30/2022	01/01/2022 to 09/30/2022
4.01	Consolidated Net Income for the Period	846,295	2,337,250	0	0
4.03	Consolidated Comprehensive Income for the Period	846,295	2,337,250	0	0
PAGE: 18 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Consolidated Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2023 to 09/30/2023	01/01/2022 to 09/30/2022
6.01	Net Cash from Operating Activities	3,145,077	0
6.01.01	Cash from Operations	7,999,470	0
6.01.01.01	Profit before Income Tax and Social Contribution	3,467,427	0
6.01.01.02	Provision and Inflation Adjustments on Provisions	331,157	0
6.01.01.04	Finance Charges from Customers	-285,514	0
6.01.01.05	Residual Value of Property, Plant and Equipment, Intangible Assets, and Investment Properties Written-off	7,241	0
6.01.01.06	Depreciation and Amortization	2,041,377	0
6.01.01.07	Interest on Borrowings and Financing Payable	960,460	0
6.01.01.08	Inflation Adjustment and Exchange Gains (Losses) on Borrowings and Financing	-174,497	0
6.01.01.09	Interest and Inflation Adjustments on Liabilities	13,976	0
6.01.01.10	Interest and Inflation Adjustments on Assets	-88,031	0
6.01.01.11	Allowance for Doubtful Accounts	536,895	0
6.01.01.12	Provision for Consent Decree (TAC) and Knowledge Retention Program (KRP)	571,275	0
6.01.01.13	Equity Pickup	-23,092	0
6.01.01.14	Interest and Inflation Adjustment PPP	366,143	0
6.01.01.15	Other Adjustments	17,629	0
6.01.01.16	Transfer to the São Paulo Municipal Government	185,838	0
6.01.01.17	Construction Margin on Intangible Assets Arising from Concession Agreements	-84,577	0
6.01.01.18	Pension Plan Obligations	155,763	0
6.01.02	Changes in Assets and Liabilities	-2,315,006	0
6.01.02.01	Other Assets	-563,914	0
6.01.02.02	Related-Party Balances and Transactions	8,325	0
6.01.02.03	Inventories	3,639	0
6.01.02.04	Taxes Recoverable	-19,836	0
6.01.02.05	Other Receivables	-17,660	0
6.01.02.06	Escrow Deposits	48,850	0
6.01.02.08	Trade Payables and Contractors	-409,644	0
6.01.02.09	Social and Labor Obligations	-30,917	0
6.01.02.10	Pension Plan Obligations	-179,036	0
6.01.02.11	Taxes and Contributions Payable	-168,118	0
6.01.02.12	Services Payable	-152,533	0
6.01.02.13	Other Obligations	-610,069	0
6.01.02.14	Provisions	-224,307	0
6.01.02.15	Deferred Cofins/Pasep	214	0
6.01.03	Other	-2,539,387	0
6.01.03.01	Interest Paid	-1,476,871	0
6.01.03.02	Income Tax and Social Contribution Paid	-1,062,516	0
6.02	Net Cash from Investing Activities	-2,132,331	0
6.02.01	Acquisition of Contract Assets and Intangible Assets	-2,357,493	0
6.02.02	Acquisition of Property, Plant and Equipment	-88,242	0
6.02.03	Investments	-1,676	0
6.02.04	Restricted Cash	-16,262	0
PAGE: 19 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Consolidated Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2023 to 09/30/2023	01/01/2022 to 09/30/2022
6.02.07	Financial Investments	331,342	0
6.03	Net Cash from Financing Activities	-1,286,530	0
6.03.01	Funding	1,391,821	0
6.03.02	Amortization	-1,276,199	0
6.03.03	Payment of Interest on Capital	-823,671	0
6.03.04	Public-Private Partnership - PPP	-502,375	0
6.03.05	Program Contract Commitments	-76,917	0
6.03.06	Capital Increase	811	0
6.05	Increase (Decrease) in Cash and Cash Equivalents	-273,784	0
6.05.01	Opening Balance of Cash and Cash Equivalents	1,867,485	0
6.05.02	Closing Balance of Cash and Cash Equivalents	1,593,701	0
PAGE: 20 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Consolidated Financial Statements / Statement of Changes in Equity - 01/01/2023 to 09/30/2023

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity	Non-Controlling Interests	Equity Consolidated
5.01	Opening Balances	15,000,000	0	12,155,890	0	177,643	27,333,533	0	27,333,533
5.03	Restated Opening Balances	15,000,000	0	12,155,890	0	177,643	27,333,533	0	27,333,533
5.04	Capital Transactions with Partners	0	0	-76,927	0	0	-76,927	0	-76,927
5.04.08	Additional Minimum Dividends, approved	0	0	-76,927	0	0	-76,927	0	-76,927
5.05	Total Comprehensive Income	0	0	0	2,337,250	0	2,337,250	0	2,337,250
5.05.01	Net Income for the Period	0	0	0	2,337,250	0	2,337,250	0	2,337,250
5.07	Closing Balances	15,000,000	0	12,078,963	2,337,250	177,643	29,593,856	0	29,593,856
PAGE: 21 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Consolidated Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2023 to 09/30/2023	01/01/2022 to 09/30/2022
7.01	Revenue	18,983,816	0
7.01.01	Goods, Products, and Services Sold	15,640,913	0
7.01.02	Other Revenue	104,218	0
7.01.03	Revenue from Construction of Own Assets	3,775,580	0
7.01.04	Allowance for/Reversal of Doubtful Accounts	-536,895	0
7.02	Inputs Acquired from Third Parties	-7,987,027	0
7.02.01	Costs of Goods, Products and Services Sold	-6,759,123	0
7.02.02	Materials, Electricity, Outsourced Services, and Others	-1,205,811	0
7.02.04	Other	-22,093	0
7.03	Gross Value Added	10,996,789	0
7.04	Retentions	-2,041,377	0
7.04.01	Depreciation, Amortization, and Depletion	-2,041,377	0
7.05	Net Value Added Produced	8,955,412	0
7.06	Value Added Received in Transfer	657,118	0
7.06.01	Equity Pickup	23,092	0
7.06.02	Financial Revenue	634,026	0
7.07	Total Value Added to Distribute	9,612,530	0
7.08	Distribution of Value Added	9,612,530	0
7.08.01	Personnel	2,637,113	0
7.08.01.01	Direct Compensation	1,969,093	0
7.08.01.02	Benefits	531,253	0
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	136,767	0
7.08.02	Taxes, Fees, and Contributions	2,812,117	0
7.08.02.01	Federal	2,631,548	0
7.08.02.02	State	129,448	0
7.08.02.03	Municipal	51,121	0
7.08.03	Value Distributed to Providers of Capital	1,826,050	0
7.08.03.01	Interest	1,808,503	0
7.08.03.02	Rentals	17,547	0
7.08.04	Value Distributed to Shareholders	2,337,250	0
7.08.04.03	Retained Earnings/Accumulated Losses for the Period	2,337,250	0
PAGE: 22 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Comments on the Company’s Performance

Highlights

Adjusted EBITDA totaled R$ 2,414.0 million in 3Q23, up by R$ 277.8 million (+13.0%) over the R$ 2,136.2 million reported in 3Q22. Consequently, the adjusted EBITDA margin reached 37.4% compared to 35.7% in 3Q22, and the adjusted EBITDA margin (excluding the construction revenue) reached 47.1% compared to the 46.1% reported in 3Q22.

The consolidated net income came to R$ 846.3 million in 3Q23, down by R$ 234.8 million (-21.7%).

Water supply and sanitation services in the Municipality of Estância Turística de Olímpia

On October 11, 2023, the Concession Contract for the Provision of Public Water Supply and Sanitation Services in the Municipality of Olímpia was signed after the creation of SPE SABESP Olímpia S/A. As of this date, a 60-day period has commenced during which the operation is being carried out by the Water and Sewage Department of the Municipality of Olímpia (DAEMO), assisted by the SPE. After this period, the entire operation will be carried out by the SPE, marking the beginning of the Concession period.

There were no impacts on the results for 3Q23.

Revenue from sanitation services

Increase of R$ 527.0 million (+10.5%), impacted by (i) a 9.6% tariff adjustment implemented since May 2023; (ii) a 3.5% increase in total billed volume; and (iii) a higher average tariff due to the increase in ranges with higher consumption in the residential category.

Impacts from the exchange variation

In 3Q23, there was a negative exchange variation, with a YoY impact of R$ 77.2 million, due to the appreciation of the U.S. Dollar and the Yen in 3Q23, compared to the appreciation of the U.S. Dollar and the depreciation of the Yen in 3Q22, as shown below:

	3Q23	3Q22
Foreign currency debt - R$ million	2,483.9	2,617.6
Foreign currency debt as a percentage of total debt	13.1%	14.0%
U.S. dollar variation in the quarter	3.9%	3.2%
Yen variation in the quarter	0.5%	-3.2%

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ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Comments on the Company’s Performance

1.	Result for the period
R$ million
			Var.				Var.
	3Q23	3Q22	R$	%	9M23	9M22	R$	%
Revenue from sanitation services	5,539.4	5,012.4	527.0	10.5	15,640.9	13,762.1	1,878.8	13.7
COFINS and PASEP/TRCF taxes	(418.9)	(374.9)	(44.0)	11.7	(1,110.3)	(1,031.7)	(78.6)	7.6
(=) Revenue from sanitation services, net	5,120.5	4,637.5	483.0	10.4	14,530.6	12,730.4	1,800.2	14.1
Construction revenue	1,332.8	1,350.2	(17.4)	(1.3)	3,775.6	3,393.2	382.4	11.3
(=) Net operating income	6,453.3	5,987.7	465.6	7.8	18,306.2	16,123.6	2,182.6	13.5
Construction costs	(1,303.2)	(1,319.9)	16.7	(1.3)	(3,691.0)	(3,316.9)	(374.1)	11.3
Costs and expenses	(3,454.2)	(3,151.3)	(302.9)	9.6	(10,537.4)	(9,258.3)	(1,279.1)	13.8
Other operating income (expenses), net	6.0	(2.7)	8.7	(322.2)	71.1	2.1	69.0	3,285.7
Equity pickup	4.6	6.0	(1.4)	(23.3)	21.0	17.4	3.6	20.7
(=) Earnings before financial result, income tax, and social contribution	1,706.5	1,519.8	186.7	12.3	4,169.9	3,567.9	602.0	16.9
Financial result	(428.9)	118.5	(547.4)	(461.9)	(702.5)	134.3	(836.8)	(623.1)
(=) Earnings before income tax and social contribution	1,277.6	1,638.3	(360.7)	(22.0)	3,467.4	3,702.2	(234.8)	(6.3)
Income tax and social contribution	(431.3)	(557.2)	125.9	(22.6)	(1,130.2)	(1,223.1)	92.9	(7.6)
(=) Net income	846.3	1,081.1	(234.8)	(21.7)	2,337.2	2,479.1	(141.9)	(5.7)
Earnings per share (R$)*	1.24	1.58			3.42	3.63

* Number of shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million
			Var.				Var.
	3Q23	3Q22	R$	%	9M23	9M22	R$	%
Net income	846.3	1,081.1	(234.8)	(21.7)	2,337.2	2,479.1	(141.9)	(5.7)
IDP	-	-	-	-	529.6	-	529.6	-
(=) Adjusted Net Income (excluding the IDP)	846.3	1,081.1	(234.8)	(21.7)	2,866.8	2,479.1	387.7	15.6
Income tax and social contribution	431.3	557.2	(125.9)	(22.6)	1,130.2	1,223.1	(92.9)	(7.6)
Financial result	428.9	(118.5)	547.4	(461.9)	702.5	(134.3)	836.8	(623.1)
Other operating income (expenses), net	(6.0)	2.7	(8.7)	(322.2)	(71.1)	(2.1)	(69.0)	3,285.7
Depreciation and amortization	713.5	613.7	99.8	16.3	2,041.4	1,801.6	239.8	13.3
(=) Adjusted EBITDA (excluding the IDP)**	2,414.0	2,136.2	277.8	13.0	6,669.8	5,367.4	1,302.4	24.3
(%) Adjusted EBITDA margin (excluding the IDP)	37.4	35.7			36.4	33.3
(%) Adjusted EBITDA margin (excluding the IDP) on Net Revenue, excluding Construction	47.1	46.1			45.9	42.2

* Incentivized Dismissal Program

** Adjusted EBITDA corresponds to income before: (i) other operating income (expenses), net; (ii) financial result; (iii) income tax and social contribution; and (iv) depreciation and amortization expenses; and (v) incentivized dismissal program.

The net operating income, which includes construction revenue, totaled R$ 6,453.3 million in 3Q23, an increase of 7.8% over 3Q22.

Excluding construction costs, costs and expenses totaled R$ 3,454.2 million, an increase of R$ 302.9 million (+9.6%).

The adjusted EBITDA was R$ 2,414.0 million in 3Q23 compared to the R$ 2,136.2 reported in 3Q22
(R$ 7,860.4 million in the last 12 months).

The Adjusted EBITDA margin was 37.4% in 3Q23 compared to the 35.7% reported in 3Q22 (32.4% in the last 12 months).

Excluding the effects of revenue and construction costs, the adjusted EBITDA margin reached 46.6% in 3Q23, compared to 45.4% in 3Q22 (40.8% in the last 12 months).

The Company recorded a net income of R$ 846.3 million in 3Q23, compared to R$ 1,081.1 million in 3Q22.

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Comments on the Company’s Performance

2.	Revenue from sanitation services

The gross operating revenue from sanitation services, which excludes construction revenue, totaled R$ 5,539.4 million in 3Q23, an increase of R$ 527.0 million (+10.5%) over the R$ 5,012.4 million recorded in 3Q22.

The main factors that led to the increase were:

•	Tariff adjustment of 9.6% since May 2023; and
•	Increase of 3.5% in the total billed volume.

Revenue from sanitation services grew by R$ 1,878.8 million (+13.7%) in 9M23, moving up from R$ 13,762.1 million in 2022 to R$ 15,640.9 million in 9M23, mainly due to:

•	Tariff adjustment of 12.8% since May 2022;
•	Tariff adjustment of 9.6% since May 2023; and
•	An increase of 2.4% in the total billed volume.

3.	Construction revenue

Construction revenue fell by R$ 17.4 million (-1.3%), due to lower investments made.

Construction revenue grew by R$ 382.4 million in 9M23 (+11.3%), as a result of higher investments made in the period.

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Comments on the Company’s Performance

4.	Billed volume

The following tables show the water and sewage billed volumes, on a quarter-over-quarter and year-over-year basis, per customer category.

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY – million m3
	Water			Sewage			Water + Sewage
Category	3Q23	3Q22	Var. %	3Q23	3Q22	Var. %	3Q23	3Q22	Var. %
Residential	477.6	462.3	3.3	420.0	405.5	3.6	897.6	867.8	3.4
Commercial	47.1	45.5	3.5	45.4	44.2	2.7	92.5	89.7	3.1
Industrial	9.0	8.8	2.3	9.7	9.6	1.0	18.7	18.4	1.6
Public	12.3	11.1	10.8	11.1	10.1	9.9	23.4	21.2	10.4
Total Retail	546.0	527.7	3.5	486.2	469.4	3.6	1,032.2	997.1	3.5
Wholesale (2)	11.2	11.8	(5.1)	5.5	4.9	12.2	16.7	16.7	-
Overall Total	557.2	539.5	3.3	491.7	474.3	3.7	1,048.9	1,013.8	3.5
	Water			Sewage			Water + Sewage
Category	9M23	9M22	Var. %	9M23	9M22	Var. %	9M23	9M22	Var. %
Residential	1,426.2	1,397.6	2.0	1,251.1	1,218.8	2.7	2,677.3	2,616.4	2.3
Commercial	141.2	136.5	3.4	134.6	131.8	2.1	275.8	268.3	2.8
Industrial	26.4	25.8	2.3	28.7	28.4	1.1	55.1	54.2	1.7
Public	34.6	32.4	6.8	31.1	28.8	8.0	65.7	61.2	7.4
Total Retail	1,628.4	1,592.3	2.3	1,445.5	1,407.8	2.7	3,073.9	3,000.1	2.5
Wholesale (2)	34.9	36.0	(3.1)	16.2	14.9	8.7	51.1	50.9	0.4
Overall Total	1,663.3	1,628.3	2.1	1,461.7	1,422.7	2.7	3,125.0	3,051.0	2.4

1 Unaudited by external auditors

2 Wholesale includes volumes of reuse water and non-domestic sewage

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ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Comments on the Company’s Performance

5.	Costs, administrative & selling expenses

Costs, administrative and selling expenses increased by R$ 302.9 million in 3Q23 (+9.6%).

Costs, administrative and selling expenses as a percentage of net revenue (excluding construction revenue) were 67.5% in 3Q23 compared to 68.0% in 3Q22.

R$ million
			Var.				Var.
	3Q23	3Q22	R$	%	9M23	9M22	R$	%
Salaries, payroll charges and benefits, and Pension plan obligations	800.9	764.7	36.2	4.7	2,892.5	2,208.7	683.8	31.0
General supplies	96.6	107.8	(11.2)	(10.4)	274.4	289.2	(14.8)	(5.1)
Treatment supplies	113.2	149.9	(36.7)	(24.5)	416.7	439.7	(23.0)	(5.2)
Services	724.5	635.3	89.2	14.0	1,992.6	1,746.8	245.8	14.1
Electricity	368.0	359.3	8.7	2.4	1,150.5	1,147.4	3.1	0.3
General expenses	458.1	361.5	96.6	26.7	1,168.5	997.3	171.2	17.2
Share of the municipal government in the collection	221.2	193.0	28.2	14.6	614.6	528.3	86.3	16.3
Other general expenses	236.9	168.5	68.4	40.6	553.9	469.0	84.9	18.1
Tax expenses	22.8	23.3	(0.5)	(2.1)	63.9	61.2	2.7	4.4
Depreciation and amortization	713.5	613.7	99.8	16.3	2,041.4	1,801.6	239.8	13.3
Allowance for doubtful accounts	156.6	135.8	20.8	15.3	536.9	566.4	(29.5)	(5.2)
Costs, administrative & selling expenses	3,454.2	3,151.3	302.9	9.6	10,537.4	9,258.3	1,279.1	13.8
% of net revenue (excluding construction revenue)	67.5	68.0			72.5	72.7
% of net revenue (excluding construction revenue and the IDP)	67.5	68.0			68.9	72.7

Salaries, payroll charges and benefits, and Pension plan obligations

The R$ 36.2 million increase (+4.7%) recorded in 3Q23 was mainly due to:

•	The salary adjustment of 4.9% (R$ 15.0 million) in May 2023 and the application of 1% referring to the Career and Salary Plan in February 2023, partially offset by the 3.7% decline in the average number of employees; and
•	R$ 15.1 million in health care expenses, due to higher use of services and increased average hospital costs.

The R$ 683.9 million increase (+31.0%) in 9M23, was mainly due to:

•	An increase of R$ 529.6 million, due to the provision created for employees who joined the IDP;
•	R$ 31.5 million in health care expenses; and
•	R$ 88.6 million due to the 12.9% and 4.9% salary adjustments in May 2022 and May 2023, respectively, and the application of 1% referring to the Career and Salary Plan in February 2023, partially offset by the 2.3% decline in the average number of employees.

General supplies

Decrease of R$ 11.2 million (-10.4%), spread across various items, the most significant of which was the R$ 3.0 million decrease with fuels and lubricants.

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Comments on the Company’s Performance

Treatment supplies

Decrease of R$ 36.7 million (-24.5%), due to (i) the decrease in some product prices, some of which were impacted by the international market, such as aluminum polychloride; and (ii) the lower use of algaecides, coagulants, and disinfectants in several water treatment stations to maintain the quality of raw water.

Decrease of R$ 23.0 million (-5.2%) in 9M23, mainly impacted by the volatility in the international prices and the product utilization mix aligned with the strategy of achieving the best cost/benefit. Furthermore, due to the greater availability of water, it was possible to use more water from reservoirs that have lower treatment costs.

Services

Service expenses totaled R$ 724.5 million, an increase of R$ 89.2 million (+14.0%) over the R$ 635.3 million recorded in 3Q22. The main increases were:

•	R$ 37.1 million with paving and replacing of sidewalks;
•	R$ 26.7 million with technical services;
•	R$ 11.1 million with credit recovery;
•	R$ 8.2 million with surveillance; and
•	R$ 7.3 million for the maintenance of water and sewage networks, connections, and systems.

Expenses increased by R$ 245.8 million (+14.1%) in 9M23, moving up from R$ 1,746.8 million in 2022 to R$ 1,992.6 million in 2023, due to:

•	R$ 96.7 million paid to technical services, mainly IT consulting, maintenance, and support;
•	R$ 51.6 million for the maintenance of water and sewage networks, connections, and systems;
•	R$ 47.5 million with paving and replacing of sidewalks;
•	R$ 18.5 million with meter reading and bill delivery;
•	R$ 11.1 million with credit recovery;
•	R$ 9.1 million with advertising; and
•	R$ 8.6 million with surveillance.

Electricity

Electricity expenses totaled R$ 368.0 million in 3Q23, an increase of R$ 8.7 million (+2.4%) over the R$ 359.3 million recorded in 3Q22. Of the total, the Free Market Tariffs (ACL) accounted for 64.6% of total expenses in 3Q23 (65.4% in 3Q22) while the Regulated Market Tariffs (ACR) accounted for 35.4% (34.6% in 3Q22).

The main factors that contributed to this variation were:

•	An average increase of 5.9% in ACL prices (including Grid Market Tariffs - TUSD), with an 11.3% decrease in consumption; and
•	An average increase of 10.7% in ACR tariffs, with a decrease of 8.1% in consumption.

The volatility in average costs observed in 9M23, the variation in this line came to R$ 3.1 million (0.3%).

General expenses

Increase of R$ 96.6 million (+26.7%), totaling R$ 458.1 million in 3Q23, compared to the R$ 361.5 million reported in 3Q22, mainly due to:

•	Increase of R$ 64.9 million in expenses with lawsuits in 3Q23; and
•	Higher provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 28.1 million.
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Comments on the Company’s Performance

Expenses with municipal transfers totaled R$ 221.1 million in 3Q23, compared to the R$ 193.0 million reported in 3Q22.

Expenses with the use of water totaled R$ 27.6 million in 3Q23, compared to the R$ 26.8 million reported in 3Q22.

General expenses increased by R$ 171.2 million (+17.2%) in 9M23, mainly due to:

•	Increase in the provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 86.3 million; and
•	Increase of R$ 79.5 million in expenses with lawsuits.

Depreciation and amortization

Increase of R$ 99.8 million (+16.3%) (R$ 239.8 million (+13.3%) in 9M23), due to the beginning of operations of intangible assets, totaling R$ 6.4 billion.

Allowance for doubtful accounts

Increase of R$ 20.8 million (+15.3%), moving up from R$ 135.8 million in 3Q22 to R$ 156.6 million in 3Q23, due to the higher delinquency in 3Q23. Reduction of R$ 60.8 million (-28.0%) year-over-year in 3Q23, primarily due to the impact of the fair held in August and September 2023.

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Comments on the Company’s Performance

6.	Financial result
				R$ million
			Var.
	3Q23	3Q22	R$	%
Financial expenses, net of revenue	(330.8)	(229.7)	(101.1)	44.0
Monetary and exchange variations, net	(98.1)	348.2	(446.3)	(128.2)
Financial Result	(428.9)	118.5	(547.4)	(461.9)

Financial expenses, net of revenue

				R$ million
			Var.
	3Q23	3Q22	R$	%
Financial expenses
Interest and charges on domestic borrowings and financing	(297.3)	(271.3)	(26.0)	9.6
Interest and charges on international borrowings and financing	(22.4)	(14.6)	(7.8)	53.4
Other financial expenses	(158.1)	(89.9)	(68.2)	75.9
Total financial expenses	(477.8)	(375.8)	(102.0)	27.1
Financial revenue	147.0	146.1	0.9	0.6
Financial expenses, net of revenue	(330.8)	(229.7)	(101.1)	44.0

The main impacts resulted from:

•	An increase of R$ 26.0 million in interest and charges on domestic borrowings and financing, mainly due to funding from IDB Invest 2022 and IDB Invest 2023 (in July 2022 and May 2023, respectively), with an impact of R$ 21.4 million;
•	An increase of R$ 7.8 million in interest and charges on international borrowings and financing, mainly due to an increase in the interest rate of some contracts with IDB and IBRD, due to the variation of the average SOFR rate (from 2.14% in 3Q22 to 5.27% in 3Q23); and
•	Increase of R$ 68.2 million in other financial expenses, due to (i) the R$ 42.0 million increase in interest charged on performance agreements, as a result of the higher number of agreements that entered the payment phase; and (ii) increased provisioning of interest charged on lawsuit, of R$ 26.3 million.

Monetary and exchange variations, net

				R$ million
			Var.
	3Q23	3Q22	R$	%
Monetary and exchange variations on liabilities
Monetary variations on borrowings and financing	(14.6)	14.7	(29.3)	(199.3)
Exchange variations on borrowings and financing	(49.9)	27.3	(77.2)	(282.8)
Other monetary variations	(68.7)	(43.8)	(24.9)	56.8
Total monetary and exchange variations on liabilities	(133.2)	(1.8)	(131.4)	7,300.0
Monetary and exchange variations on assets	35.1	350.0	(314.9)	(90.0)
Monetary and exchange variations, net	(98.1)	348.2	(446.3)	(128.2)

The negative effect of net monetary and exchange variations in 3Q23 was R$ 446.3 million, especially due to:

•	R$ 29.3 million increase in monetary variations on borrowings and financing, due to the increase in the IPCA consumer price index (from -1.32% in 3Q22 to 0.61% in 3Q23);
•	An exchange variation loss of R$ 77.2 million on borrowings and financing, the appreciation of the U.S. Dollar and the Yen in 3Q23 (3.9% and 0.5%, respectively), compared to the appreciation of the U.S. Dollar and the depreciation of the Yen in 3Q22 (3.2% and -3.2%, respectively);
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Comments on the Company’s Performance

•	Increase of R$ 24.9 million in other monetary variations, mainly on lawsuits, of R$ 20.9 million; and
•	Impact of R$ 314.9 million in monetary and exchange variations on assets, due to the recognition of R$ 324.5 million referring to the non-recurring monetary adjustment on the GESP 2015 agreement in 3Q22, resulting from the judicial order prohibiting the transfer of the reservoirs of the Alto Tietê Production System.

7.	Income tax and social contribution

The R$ 125.9 million decrease in 3Q23 was mainly due to:

•	R$ 302.9 million increase in costs and expenses; and
•	Negative variation of R$ 547.4 million in the financial result.

The aforementioned factors were mitigated mainly by the R$ 465.6 million increase in net operating income.

8.	Indicators

a)	Operational

Information*	3Q23	3Q22%
Water connections[1]	9,402	9,325	0.8
Sewage connections[1]	8,090	7,990	1.3
Population directly served - water[2]	28.1	27.9	0.7
Population directly served - sewage[2]	24.9	24.7	0.8
Number of employees	11,606	12,372	(6.2)
Volume of water produced in the quarter [3]	746	709	5.2
Volume of water produced no 9M23 [3]	2,213	2,134	3.7
IPM - Measured Water Loss (%) [3]	29.5	28.6	3.1
IPDt (liters/connection x day) [3]	257	248	3.6

1. Active connections in thousand units at the end of the period.

2. In million inhabitants, at the end of the period. Does not include wholesale.

3. Millions of m3. Excludes volumes produced in the municipalities of Aguaí, Mauá, and Tapiratiba in 3Q22.

* Unaudited by external auditors

b)	Economic

Economic variables at the close of the quarter *	3Q23	3Q22
Amplified Consumer Price Index (1)	0.61	-1.32
National Consumer Price Index (1)	0.22	-1.23
Consumer Price Index (1)	-0.05	0.40
DI (2)	13.28	13.47
U.S. dollar (3)	5.0076	5.4066
Yen (3)	0.03351	0.03737

1. Accrued in the quarter (%)

2. Average quarterly rate (%)

.3. Ptax sale rate on the last day

* Unaudited by external auditors

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Comments on the Company’s Performance

9.	Borrowings and financing
								R$ thousand
DEBT PROFILE
	2023	2024	2025	2026	2027	2028	2029 onwards	TOTAL	% of total
Local currency
Debentures	342,735	1,205,249	1,334,931	1,213,264	1,360,087	656,199	1,548,625	7,661,090	40
Brazilian Federal Savings Bank	25,810	107,238	113,931	121,043	128,588	136,471	989,491	1,622,572	9
BNDES	58,759	235,928	215,485	205,555	192,861	72,977	223,213	1,204,778	6
IDBs - National	14,100	249,099	260,899	330,209	315,069	420,959	2,356,865	3,947,200	21
IFC	7,600	22,800	39,200	51,800	70,800	103,600	934,658	1,230,458	6
Leases (Concession Agreements, Program Contracts, and Contract Asset) (1)	-	49,299	51,852	30,229	34,632	38,007	119,669	323,688	2
Leases (others) (2)	26,637	59,141	50,856	20,889	720	-	-	158,243	1
Other	2,711	3,000	2,765	142	-	-	-	8,618	0
Interest and other charges	254,428	107,897	0	-	-	-	-	362,325	2
Total in local currency	732,780	2,039,651	2,069,919	1,973,131	2,102,757	1,428,213	6,172,521	16,518,972	87

Foreign currency
IDB	-	51,469	66,405	29,873	29,873	29,873	440,818	648,311	3
IBRD	-	30,445	30,445	30,445	30,445	30,445	285,533	437,758	2
JICA	4,837	143,785	143,785	143,785	143,785	143,785	655,119	1,378,881	8
Interest and other charges	16,032	2,936	-	-	-	-	-	18,968	0
Total in foreign currency	20,869	228,635	240,635	204,103	204,103	204,103	1,381,470	2,483,918	13

OVERALL TOTAL	753,649	2,268,286	2,310,554	2,177,234	2,306,860	1,632,316	7,553,991	19,002,890	100

1 Refers to work contracts signed as Assets Lease;

2 Obligations related to leasing agreements, mainly vehicle leases.

Covenants

The table below shows the most restrictive clauses in 3Q23:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt 1 / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00

1 “Other Onerous Debts” correspond to the sum of pension plan obligations and healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

In 3Q23, the Company met the requirements of its borrowings and financing agreements.

PAGE: 32 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Comments on the Company’s Performance

10.	Investments

Investments totaled R$ 1,404.4 million in 3Q23, presented as additions in the notes to the quarterly information under Contract Asset, Intangible Assets, and Property, Plant and Equipment, of R$ 1,251.1 million, R$ 105.3 million, and R$ 48.0 million, respectively. Disbursements in 2Q23 referring to investments, including from previous periods, totaled R$ 751.8 million.

The table below shows investments broken down by water and sewage:

R$ million
	Water	Sewage	Total
Investments made	610.1	794.3	1,404.4

In 3Q23, the main investments were in loss reduction works, sewage expansion, and sewage expansion of the New Pinheiros River.

11.	Public-Private Partnership - PPP

The chart below shows expenses with Public-Private Partnerships in 3Q23, compared to the figures reported in 3Q22:

			R$ thousand
	3Q23	3Q22	Var.	%

SÃO LOURENÇO PRODUCTION SYSTEM
General supplies	4,855.5	4,617.8	237.7	5.1
Services	10,245.3	9,743.8	501.5	5.1
General expenses	1,341.7	1,276.0	65.7	5.1
Amortization	42,474.5	42,474.5	-	-
Financial expenses	81,204.8	81,019.3	185.5	0.2
Total	140,121.8	139,131.4	990.4	0.7
ALTO TIETÊ PRODUCTION SYSTEM
General supplies	-	-	-	-
Services	18,539.6	18,639.5	(99.9)	(0.5)
General expenses	-	-	-	-
Amortization	4,078.3	4,333.5	(255.2)	(5.9)
Financial expenses	4,529.4	6,517.5	(1,988.1)	(30.5)
Total	27,147.3	29,490.5	(2,343.2)	(7.9)

Total expenses with PPPs	167,269.1	168,621.9	(1,352.8)	(0.8)

PAGE: 33 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

1	Operations

Companhia de Saneamento Básico do Estado de São Paulo (SABESP or Company) is a mixed-capital company headquartered in the municipality of São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State. The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State, and supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the São Paulo State, SABESP may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive, and innovative manner, with a focus on customers.

As of September 30, 2023, the Company operated water and sewage services in 375 municipalities of the São Paulo State, 351 of which have already signed contracts, according to Law 11,445/2007. Most of these municipalities’ operations are based on 30-year concession, program, and service contracts, except for the municipalities of Guarulhos, Mauá, Santo André, São Bernardo do Campo, São João da Boa Vista, and Tejupá, which have a 40-year term.

The table below shows a summary of the contractual situation of the municipalities served:

	September 30, 2023	December 31, 2022	September 30, 2022

Total municipalities that have already signed contracts	351	351	351
Balance – intangible and contract assets	47,247,836	45,292,307	44,260,083
Percentage of intangible and contract assets	95.04%	94.49%	94.43%
Revenue from sanitation services (excluding construction revenue)	14,916,218	17,767,561	13,128,723
Percentage of revenue from sanitation services (excluding construction revenue)	95.37%	95.37%	95.40%

Municipalities with expired contracts:	1	1	1
Balance – intangible and contract assets	11,350	11,519	11,592
Percentage of intangible and contract assets	0.02%	0.02%	0.02%
Revenue from sanitation services (excluding construction revenue)	12,548	15,236	10,981
Percentage of revenue from sanitation services (excluding construction revenue)	0.08%	0.08%	0.08%

Municipalities with concession agreements due by 2030:	23	23	23
Balance – intangible and contract assets	1,051,713	1,072,138	1,040,458
Percentage of intangible and contract assets	2.12%	2.24%	2.22%
Revenue from sanitation services (excluding construction revenue)	602,143	711,452	523,277
Percentage of revenue from sanitation services (excluding construction revenue)	3.85%	3.82%	3.80%
Municipality of São Paulo:
Percentage of intangible and contract assets	42.95%	43.33%	43.02%
Percentage of revenue from sanitation services (excluding construction revenue)	45.16%	45.14%	45.36%

PAGE: 34 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

The Company's shares have been listed on the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as Level III American Depositary Receipts (“ADRs”), under ticker SBS, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental, Paulista Geradora de Energia, Cantareira SP Energia, FOXX URE-BA Ambiental, and Infranext Soluções em Pavimentação. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting votes on certain issues jointly with associates, indicating the shared control in the management of these investees, except for Saneaqua Mairinque, which, as of August 2020, no longer has a shared control.

• Municipality of Estância Turística de Olímpia

In July 2023, the Municipal Government of Olímpia – SP (“Olímpia”) approved the bidding process referring to Tender 02/2023, whose subject was the granting of a concession for providing public water supply and sewage services for 30 years, and awarded the contract to SABESP, with a fixed concession fee of R$ 148 million.

The municipality of Olímpia is located 430 km from the capital city of São Paulo, has an estimated population of 56 thousand inhabitants, and universalized water and sewage coverage. The municipality will require operational, commercial, efficiency, and water loss reduction efforts from the Company.

As established by the Bid Notice (Bid Notice), the winning bidder should create, before the signing of the agreement, a special purpose entity (SPE) to execute the terms of the Concession Agreement. The contract value estimated in the Bid Notice is R$ 1,182,495 (base date of August 2022), corresponding to the Granting Authority’s estimate of the cumulative concession revenues, while estimated investments amount to R$ 81,112 (base date of August 2022) for the entire duration of the concession.

The Notice also defines that the subscribed share capital of the Concessionaire, at the time of its creation, must be, at least, R$ 8,111. Therefore, on August 11, 2023, SABESP Olímpia S/A was created with the corporate objective of providing public water supply and sewage services in the Municipality of Olímpia. The subscribed share capital of the SPE was partially paid-up by SABESP, totaling R$ 811 or 811,121 common shares, totaling 10% of the share capital. The remaining 7,300,087 subscribed common shares, totaling R$ 7,300, will be paid up within 60 months from the Commencement Order, which is issued by the Granting Authority that authorizes the start of the Concessionaire’s provision of services, under the provisions of the Notice and Agreement.

The Concession Agreement for the provision of public water supply and sewage services in the Municipality of Olímpia was executed on October 11, 2023. Since the signing of the agreement, the transaction has been carried out by DAEMO (Departamento de Água e Esgoto do Município de Olímpia) and assisted by the SPE for 60 days. After this period, the entire operation will be carried out by the SPE and the Concession term will begin.

PAGE: 35 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

Of the total, the amount corresponding to the fixed concession totaling R$ 148 million, 50% has already been paid by SABESP on August 30, 2023, i.e., R$ 74 million as a condition for the contract signing, and 50%, duly authorized by IPCA, will be paid by SABESP Olímpia S/A by 365 days after the payment of the first installment.

A monthly variable concession fee will be paid by the 10th day of the subsequent month, corresponding to 1% of the net tariff revenue.

To ensure faithful compliance with the obligations to be assumed by the Concessionaire, upon the signing of the agreement, proof of guarantee of the contractual obligations must be presented to the granting authority, in an amount corresponding to 5% of the estimated investment value.

Given that SABESP owns 100% of the SPE and meets control requirements, the Company consolidated SABESP Olímpia S/A in the quarterly information as of September 30, 2023, following the Accounting Policy described in Note 3.1.

•	Privatization and Proposal of New Concession Agreements

On September 18, 2023, the Board of the State Privatization Program (CDPED) resolved to recommend that:

(i)   the Investment Partnerships Secretariat and the Environment, Infrastructure, and Logistics Secretariat take the necessary steps to submit the draft of the Company’s privatization law to the Governor’s office; and

(ii)   SABESP, under article 5, II combined with article 7, paragraph 2 and paragraph 4 of Law 9,361/96, starts the procedure for the selection and hiring of coordinating banks and other services required for the future public offering.

As of September 30, 2023, as provided for in paragraph 2 of article 14 of Federal Law 14,026/2020 (“New Legal Sanitation Framework”), the State of São Paulo send Official Letters to the municipalities operated by the Company with proposals to change the conditions of the concession agreements in effect (“Communication”).

The Communication highlights general aspects of the proposal for a new concession agreement (“New Agreement”) aiming at replacing the existing agreements, under article 14 of the New Legal Sanitation Framework, indicating that the following guidelines will be observed under the New Agreement to be executed with these municipalities:

(a) the anticipation of achieving the universalization goals established in the New Sanitation Framework for 2029, subject to any shorter deadlines contractually outlined;

(b) the extension of the concession agreement for 2060;

(c) the obligation of SABESP to serve the population residing in consolidated informal urban settlements and rural areas, covering the entire municipal territory; and

(d) the detailing of investments to be made in each municipality.

Management expects that the funds raised with the improved water security from the works carried out, the generation of operational cash, and credit lines available for investments, will be sufficient to meet the Company’s commitments and not compromise the necessary investments.

Approvals

The quarterly information was approved by the Board of Directors on November 9, 2023.

PAGE: 36 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

2	Basis of preparation and presentation of the quarterly information

Presentation of the Quarterly Information

The quarterly information as of September 30, 2023, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of the Quarterly Information Form – ITR, and is fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Accordingly, this Quarterly Information takes into consideration the Official Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements in cases of redundant information already disclosed in the Annual Financial Statements. Therefore, the quarterly information as of September 30, 2023, does not include all the notes and reporting required by the standards for the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2022, prepared under the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB, and the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee - CPC. Therefore, in this quarterly information, the notes below were either not presented or are not as detailed as and/or have the same references as those in the annual financial statements (according to numerical references):

i.	Summary of significant accounting policies (Note 3);
ii.	Changes in accounting practices and disclosures (Note 4);
iii.	Risk management – Financial instruments (Note 5.4);
iv.	Key accounting estimates and judgments (Note 6);
v.	Related-party balances and transactions (Note 11);
vi.	Investments (Note 12);
vii.	Intangible assets (Note 15);
viii.	Borrowings and financing (Note 17);
ix.	Deferred taxes and contributions (Note 19);
x.	Provisions (Note 20);
xi.	Pension plan obligations (Note 22);
xii.	Equity (Note 24);
xiii.	Insurance (Note 27);

All material information related to the quarterly information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The amounts disclosed in the Notes to the quarterly information are in thousands of Brazilian reais, unless otherwise stated.

3	Summary of significant accounting policies

The significant accounting policies used in the preparation of the quarterly information as of September 30, 2023, are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2022, disclosed in Note 3 of such financial statements, except for item 3.1 below.

PAGE: 37 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

3.1 Consolidation

The Company controls an entity when (i) it has power over the investee; (ii) it is exposed to, or has rights to, variable returns from its involvement with the investee; and (iii) it has the ability to use its power to affect its returns.

When the Company does not hold the majority of voting rights in an investee, it will have power over the investee when the voting rights are sufficient to give it the practical ability to unilaterally conduct the relevant activities of the investee. When assessing whether SABESP's voting rights in an investee are sufficient to give it power, the Company considers all relevant facts and circumstances, including (i) the Company's proportionate interest in voting rights regarding the interests of other voting right holders; (ii) potential voting rights held by the Company, other voting right holders, or other parties; (iii) rights arising from other contractual agreements; and (iv) any additional facts and circumstances that indicate whether the Company has the ability to conduct the relevant activities of the investee.

The financial statements of the subsidiary are included in the consolidated financial statements from the date the Company obtains control until the date when such control ceases to exist. Revenues and expenses of a subsidiary acquired or disposed of during the fiscal year are included in the results from the date the Company obtains control until the date when the Company ceases to control the subsidiary.

The subsidiary's financial statements have been prepared for the same reporting date of the parent company.

All intragroup balances, revenues, expenses, and unrealized gains and losses from intragroup transactions have been eliminated. Other comprehensive results of the parent company, where applicable, will be directly recorded in the Company’s equity, under “other comprehensive results”.

As of September 30, 2023, SABESP held 100% of direct interest in Sabesp Olímpia S/A.

PAGE: 38 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

4	Risk management

4.1	Financial Risk Management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. Financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)	Market risk

Foreign currency risk

Foreign currency exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, arising from long-term funding, in development institutions, at more attractive interest rates, in U.S. dollars and Yen.

The management of currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

PAGE: 39 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

Part of the financial debt, totaling R$ 2,521,939 as of September 30, 2023 (R$ 2,809,441 as of December 31, 2022), is indexed to the U.S. dollar and Yen. The exposure to exchange risk is as follows:

	Parent Company and Consolidated		Parent Company
	September 30, 2023		December 31, 2022
	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$

Borrowings and financing – US$	223,979	1,121,597	191,022	996,695
Borrowings and financing – Yen	41,222,733	1,381,374	45,369,189	1,795,259
Interest and charges from borrowings and financing – US$		16,048		6,985
Interest and charges from borrowings and financing – Yen		2,920		10,502
Total exposure		2,521,939		2,809,441
Borrowing cost – US$		(35,529)		(31,037)
Borrowing cost – Yen		(2,492)		(2,646)
Total foreign currency-denominated borrowings (Note 16)		2,483,918		2,775,758

The 10.5% decrease in the balance of the foreign currency-denominated debt as of September 30, 2023 compared to December 31, 2022 was mainly impacted by the depreciations of the US dollar and the Yen against the Brazilian real. The table below shows the prices and exchange variations in the period:

	September 30, 2023	December 31, 2022	Var.
US$	R$ 5.0076	R$ 5.2177	-4.0%
Yen	R$ 0.03351	R$ 0.03957	-15.3%

Borrowings and financing fell by R$ 297,518 from January to September 2023 (a decrease of R$ 554,575 from January to September 2022), due to exchange rate changes. See Note 16 (ii). As of September 30, 2023, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts already mentioned above, against the US dollar and Yen with all other variables held constant, the effects on results before taxes on the nine-month period ended September 30, 2023 would have been R$ 252,194 (R$ 264,847 for the nine-month period ended September 30, 2022), lower or higher.

The probable scenario below presents the effect on the income statements for the next 12 months, considering the projected rates of the U.S. dollar and Yen.

The Company understands that the scenario presented is reasonable, given the instability of the Brazilian real against the U.S. dollar and the Yen.

PAGE: 40 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

Parent Company and Consolidated
Probable scenario
(*)
Net currency exposure as of September 30, 2023 in US$ - Liabilities	223,979

US$ rate as of September 30, 2023	5.0076
Exchange rate estimated according to the scenario	5.0400
Difference between the rates	(0.0324)

Effect on the net financial result R$ - (loss)	(7,257)

Net currency exposure as of September 30, 2023 in Yen - Liabilities	41,222,733

Yen rate as of September 30, 2023	0.03351
Exchange rate estimated according to the scenario	0.03531
Difference between the rates	(0.00180)

Effect on the net financial result R$ - (loss)	(74,201)

Total effect on the net financial result in R$ - (loss)	(81,458)

(*) For the probable scenario in U.S. dollars and Yen, the exchange rates estimated for September 30, 2024 were used, according to the BACEN-Focus report and B3’s Benchmark Rate report, of September 30, 2023, respectively.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, to evaluate the possible need to replace its debt.

PAGE: 41 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

The table below provides the borrowings and financing subject to different monetary restatement indices:

	Parent Company and Consolidated	Parent Company
	September 30, 2023	December 31, 2022
CDI (i)	9,787,811	9,251,150
TR (ii)	1,702,160	1,635,587
IPCA (iii)	3,039,157	3,073,435
TJLP (iv)	1,240,330	1,433,029
SOFR (v)	1,121,600	996,697
Interest and charges	378,369	424,856
Total	17,269,427	16,814,754

(i)        CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate

(ii)        TR – Interest Benchmark Rate

(iii)        IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(iv)        TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index

(v)        SOFR - Secured Overnight Financing Rate

Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues. Tariff adjustments of services provided do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing and interest rates affecting indebtedness.

As of September 30, 2023, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the nine-month period ended September 30, 2023 would have been R$ 172,694 (R$ 167,090 for the nine-month period ended September 30, 2022), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)	Credit risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures of customers, including accounts receivable, restricted cash, and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposure to credit risk as of September 30, 2023, is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, and accounts receivable from related parties on the reporting date of this quarterly information. See Notes 6, 7, 8, 9, and 10.

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's and S&P), as follows:

PAGE: 42 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AAA(bra)	AAA.br	-
Banco Santander Brasil S/A	-	AAA.br	brAAA
Brazilian Federal Savings Bank	AAA(bra)	AAA.br	brAAA
Banco Bradesco S/A	AAA(bra)	AAA.br	brAAA
Banco Itaú Unibanco S/A	AAA(bra)	AAA.br	-
Banco BV	-	AA.br	brAAA
Banco BTG Pactual S/A	AAA(bra)	AAA.br	brAAA

The rating assessment disclosed by Fitch for deposit transactions and financial investments in local currency is as follows:

	Parent Company
	September 30, 2023	December 31, 2022
Cash and cash equivalents and financial investments
AA(bra)	-	2,237,629
AAA(bra)	2,646,612	1,011,685
Others (*)	327,844	296,044
	2,974,456	3,545,358

Consolidated
September 30, 2023
Cash and cash equivalents and financial investments
AAA(bra)	2,647,425
Others (*)	327,844
2,975,269

(*) As of September 30, 2023, this category includes R$ 314,469 (R$ 289,908 as of December 31, 2022) referring to Banco BV, current accounts, and financial investments, which are not rated by Fitch.

(c)	Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditure requirements.

The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity sufficient to provide margin as determined by the projections mentioned above.

PAGE: 43 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of September 30, 2023.

	Parent Company and Consolidated
	October to December 2023	2024	2025	2026	2027	2028 onwards	Total
As of September 30, 2023

Liabilities
Borrowings and financing	867,003	3,766,363	3,630,034	3,263,039	3,161,490	11,841,766	26,529,695
Trade payables and contractors	518,199	-	-	-	-	-	518,199
Services payable	756,547	-	-	-	-	-	756,547
Public-Private Partnership - PPP	174,758	459,931	419,446	419,446	419,446	3,636,001	5,529,028
Program Contract Commitments	24,838	1,208	1,208	1,208	1,208	12,692	42,362
Total	2,341,345	4,227,502	4,050,688	3,683,693	3,582,144	15,490,459	33,375,831

Cross default

The Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive ones are shown in Note 16 (c).

(d)	Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared under CPC 40 (R1). To evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after September 30, 2023, or until the final settlement of each contract, whichever occurs first, considering a probable scenario.

The purpose of the sensitivity analysis is to measure the impact of changes in the market on the financial instruments, considering constant all other variables. At the time of settlement, the amounts may be different from those presented, due to the estimates used in the measurement.

PAGE: 44 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

Parent Company and Consolidated
September 30, 2023
Indicators	Exposure	Probable scenario

Assets
CDI	1,393,499	11.0600%(**)
Financial income		154,121

Liabilities
CDI	(9,787,811)	11.0600%(**)
Interest to be incurred		(1,082,532)

CDI net exposure	(8,394,312)	(928,411)

Liabilities
TR	(1,702,160)	0.0056%(**)
Expenses to be incurred		(95)

IPCA	(3,039,157)	3.9500%(*)
Expenses to be incurred		(120,047)

TJLP	(1,240,330)	6.5800%(*)
Interest to be incurred		(81,614)

SOFR (***)	(1,121,600)	5.4481%(**)
Interest to be incurred		(61,106)

Total expenses to be incurred, net		(1,191,273)

(*) Source: BACEN as of September 30, 2023
(**) Source: B3 as of September 30, 2023
(***) Source: Bloomberg

PAGE: 45 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

4.2	Capital management

The Company’s objectives when managing capital are to ensure the Company’s ability to continue increasing investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital.

Capital is monitored based on the leverage ratio, which corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

	Parent Company
	September 30, 2023	December 31, 2022

Total borrowings and financing (Note 16)	19,002,890	18,958,671
(-) Cash and cash equivalents (Note 6)	(1,592,888)	(1,867,485)
(-) Financial investments (Note 7)	(1,381,568)	(1,677,873)

Net debt	16,028,434	15,413,313
Total equity	29,593,856	27,333,533

Total (shareholders plus providers of capital)	45,622,290	42,746,846

Leverage ratio	35%	36%

Consolidated
September 30, 2023

Total borrowings and financing (Note 16)	19,002,890
(-) Cash and cash equivalents (Note 6)	(1,593,701)
(-) Financial investments (Note 7)	(1,381,568)

Net debt	16,027,621
Total equity	29,593,856

Total (shareholders plus providers of capital)	45,621,477

Leverage ratio	35%

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Notes to the Quarterly Information

4.3	Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they are adjusted by inflation and/or will bear contractual interest rates over time.

4.4	Financial instruments

The Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), accounts payable to suppliers, borrowings and financing, services payable, balances payable deriving from the Public-Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

The estimated fair values of the financial instruments are as follows:

Financial Assets

	Parent Company
	September 30, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	1,592,888	1,592,888	1,867,485	1,867,485
Financial investments	1,381,568	1,381,568	1,677,873	1,677,873
Restricted cash	53,736	53,736	37,474	37,474
Trade receivables	3,608,357	3,608,357	3,277,808	3,277,808
ANA	3,463	3,463	9,193	9,193
Other assets	317,008	317,008	212,674	212,674

	Consolidated
	September 30, 2023
	Carrying amount	Fair value
Cash and cash equivalents	1,593,701	1,593,701
Financial investments	1,381,568	1,381,568
Restricted cash	53,736	53,736
Trade receivables	3,608,357	3,608,357
ANA	3,463	3,463
Other assets	240,929	240,929

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Notes to the Quarterly Information

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 1,173,844 as of September 30, 2023 (R$ 1,156,743 as of December 31, 2022), which were calculated under the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 10. Part of this balance, totaling R$ 1,061,590 (R$ 1,060,040 as of December 31, 2022), refers to reimbursement of additional retirement and pension plan - G0, indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

Financial Liabilities

	Parent Company and Consolidated		Parent Company
	September 30, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	19,002,890	19,417,893	18,958,671	19,260,133
Trade payables and contractors	518,199	518,199	430,946	430,946
Services payable	756,547	756,547	723,242	723,242
Program Contract Commitment	38,230	38,230	112,385	112,385
Public-Private Partnership - PPP	2,822,949	2,822,949	2,959,181	2,959,181

The criteria adopted to obtain the fair values of borrowings and financing, in preparing the quarterly information as of September 30, 2023, are consistent with those used in the preparation of the Annual Financial Statements for the fiscal year ended December 31, 2022.

Financial instruments referring to financial investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date of this quarterly information, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature, and maturity terms.

5	Key accounting estimates and judgments

The preparation of the quarterly information requires Management to disclose judgments (except for those that involve estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the values of assets and liabilities and present results that may differ from the actual results.

The Company establishes estimates and assumptions regarding the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

The Company assessed the main accounting policies that involve judgments, except for those that involve estimates, and concluded that none of them have a significant effect.

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Notes to the Quarterly Information

The areas that require a higher level of judgment and greater complexity, as well as assumptions and estimates that are significant for the quarterly information, are: (i) allowance for doubtful accounts; (ii) intangible assets arising from concession agreements and program contracts; (iii) pension plan obligations; (iv) deferred income tax and social contribution; (v) provisions; and (vi) unbilled revenue.

6	Cash and cash equivalents

	Parent Company
	September 30, 2023	December 31, 2022

Cash and banks	60,444	139,844
Cash equivalents	1,532,444	1,727,641
Total	1,592,888	1,867,485

Consolidated
September 30, 2023

Cash and banks	60,445
Cash equivalents	1,533,256
Total	1,593,701

Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by repurchase agreements, fund shares (accruing CDI interest rates), and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of September 30, 2023, the average yield of cash equivalents corresponded to 99.60% of CDI (95.69% as of December 31, 2022).

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Notes to the Quarterly Information

7	Financial investments

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	Parent Company and Consolidated	Parent Company
	September 30, 2023	December 31, 2022
Banco BV	314,468	289,909
Banco Itaú Unibanco S/A	-	403,732
Banco Bradesco S/A	627,680	578,752
Banco BTG Pactual S/A	438,207	404,363
Banco do Brasil S/A	1,213	1,117
	1,381,568	1,677,873

As of September 30, 2023, the average yield of the financial investments corresponded to 103.30% of CDI (102.90% as of December 31, 2022).

8	Restricted cash

	Parent Company and Consolidated	Parent Company
	September 30, 2023	December 31, 2022

Agreement with the São Paulo Municipal Government (i)	46,115	30,231
Brazilian Federal Savings Bank – escrow deposits	932	433
Other	6,689	6,810
	53,736	37,474

(i)	Refers to the amount deducted from the transfer of 7.5% of the revenue earned in the municipality to the Municipal Fund for Environmental Sanitation and Infrastructure, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with São Paulo Municipal Government (PMSP).

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Notes to the Quarterly Information

9	Trade receivables

(a)	Statement of financial position details

	Parent Company and Consolidated	Parent Company
	September 30, 2023	December 31, 2022
Private sector:
General (i) and special customers (ii)	2,228,510	2,287,782
Agreements (iii)	804,224	416,550

	3,032,734	2,704,332
Government entities:
Municipal	660,149	609,731
Federal	7,372	10,644
Agreements (iii)	325,284	372,943

	992,805	993,318
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	4,548	4,048
São Caetano do Sul	49,958	45,367

Total wholesale customers – Municipal governments	54,506	49,415

Unbilled supply	1,017,680	959,260

Subtotal	5,097,725	4,706,325
Allowance for doubtful accounts	(1,489,368)	(1,428,517)

Total	3,608,357	3,277,808

Current	3,393,831	3,062,574
Noncurrent	214,526	215,234

Total	3,608,357	3,277,808

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Notes to the Quarterly Information

(i)	General customers - residential and small and mid-sized companies;
(ii)	Special customers – large consumers, commercial industries, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others);
(iii)	Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements; and
(iv)	Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging final customers.

(b)	The aging of trade receivables is as follows:

	Parent Company and Consolidated	Parent Company
	September 30, 2023	December 31, 2022

Current	2,536,687	2,244,754
Past-due:
Up to 30 days	552,255	489,709
From 31 to 60 days	260,822	248,128
From 61 to 90 days	176,230	165,306
From 91 to 120 days	162,640	150,941
From 121 to 180 days	313,157	281,530
From 181 to 360 days	71,787	58,702
Over 360 days	1,024,147	1,067,255

Total past-due	2,561,038	2,461,571

Total	5,097,725	4,706,325

(c)	Allowance for doubtful accounts

	Parent Company and Consolidated	Parent Company
Changes in assets	January to September 2023	January to September 2022

Balance at the beginning of the period	1,428,517	1,280,088
Creation/(reversal) of losses	108,351	(18,774)
Recoveries	(47,500)	(39,906)

Balance at the end of the period	1,489,368	1,221,408

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Notes to the Quarterly Information

	Parent Company and Consolidated		Parent Company
Reconciliation of estimated/historical losses at the result	July to September 2023	January to September 2023	July to September 2022	January to September 2022

Write-offs	(142,675)	(474,108)	(193,831)	(628,271)
(Losses)/reversal with state entities – related parties	(1,368)	(1,936)	4,772	3,143
(Losses)/reversal with the private sector/government entities	(30,680)	(108,351)	42,171	18,774
Recoveries	18,059	47,500	11,066	39,906

Amount recorded as expense (Note 27)	(156,664)	(536,895)	(135,822)	(566,448)

The Company does not have customers individually representing 10% or more of its total revenues.

As of September 30, 2023, the Company has registered warrants issued in its favor, currently totaling R$ 2,875,393 (R$ 2,807,318 as of December 31, 2022), which are not recognized in the Financial Statements because of the difficulty in obtaining a reasonable estimate to measure such assets, due to uncertainties related to the beginning and end of their realization. Register warrants are recognized upon the beginning of their receipt or when they are traded.

	Parent Company and Consolidated	Parent Company
Debtor	September 30, 2023	December 31, 2022
Municipality of São Paulo	2,720,922	2,656,113
Municipality of Cotia	105,845	103,729
Municipality of Cachoeira Paulista	15,018	13,672
Other	33,608	33,804
Total	2,875,393	2,807,318

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Notes to the Quarterly Information

10	Related-party balances and transactions

(a)	São Paulo State

(i)	Accounts receivable, interest on capital, revenue, and expenses

	Parent Company and Consolidated	Parent Company
	September 30, 2023	December 31, 2022
Accounts receivable
Current:
Sanitation services	162,424	144,937
Allowance for losses	(51,531)	(49,595)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow	18,414	13,376
- GESP Agreement – 2015	103,490	97,075

Total current	232,797	205,793

Noncurrent:
Agreement for the installment payment of sanitation services	1,361	1,361
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015	939,686	949,589

Total noncurrent	941,047	950,950

Total receivables	1,173,844	1,156,743

Assets:
Sanitation services	112,254	96,703
Reimbursement of additional retirement and pension benefits paid (G0)	1,061,590	1,060,040

Total	1,173,844	1,156,743

Liabilities:
Interest on capital payable	-	372,550

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Notes to the Quarterly Information

	Parent Company and Consolidated		Parent Company
	July to September 2023	January to September 2023	July to September 2022	January to September 2022

Revenue from sanitation services	203,859	565,640	175,324	483,127
Payments from related parties	(197,895)	(541,084)	(175,477)	(457,488)

Payment received from reimbursement referring to Law 4,819/1958	(42,713)	(146,665)	(38,473)	(119,885)

(ii)	Disputed amounts

As of September 30, 2023 and December 31, 2022, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,552,968 and R$ 1,482,140, respectively, for which allowances for doubtful accounts were created for the total amount.

(iii)	Actuarial Liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0 Plan. As of September 30, 2023, and December 31, 2022, the amounts corresponding to the actuarial liability totaled R$ 2,022,750 and R$ 2,002,075, respectively. For detailed information on additional retirement and pension benefits, see Note 21.

(b)	Use of Reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive the credit and obtain financial compensation for alleged past and future losses in electricity generation arising from water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance, and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Covenants to fully and completely settle the disputes and SABESP will continue using the reservoirs.

As of September 30, 2023, the balance of the agreement totaled R$ 9,265 and R$ 105,439 (R$ 8,456 and R$ 95,033 as of December 31, 2022), recorded in Other liabilities, under current and noncurrent liabilities, respectively.

(c)	Agreements with reduced tariffs for State Entities that join the Rational Water Use Program (PURA)

The Company has agreements with government entities related to the São Paulo State Government that benefit them with a 25% discount on water supply and sewage services tariffs when they are not in default. These agreements provide for the implementation of the rational water use program, which provides for water consumption reduction.

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Notes to the Quarterly Information

(d)	Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees. See Note 16.

(e)	Personnel assignment agreement among entities related to the São Paulo State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged.

From July to September and from January to September 2023, expenses with employees assigned to other state entities totaled R$ 2,404 and R$ 5,001 (R$ 240 and R$ 581 from July to September and from January to September 2022), respectively.

No expenses with employees from other entities assigned to the Company were recorded from July to September and from January to September 2023 and in the same periods in 2022.

(f)	Non-operating assets

As of September 30, 2023 and December 31, 2022, the Company’s land and lent structures totaled R$ 3,613.

(g)	SABESPREV

The Company sponsors a defined benefit plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized until September 30, 2023, totaled R$ 104,168 (R$ 148,116 as of December 31, 2022). See Note 21.

(h)	Compensation of the Fiscal Council and Management

From July to September and from January to September 2023, expenses related to the compensation of the Fiscal Council members appointed by the Controlling Shareholder and Management members totaled R$ 2,320 and R$ 6,110 (R$ 1,468 and R$ 4,675 from July to September and from January to September 2022), respectively.

From July to September and from January to September 2023, additional amounts of R$ 430 and R$ 1,299 were recorded (from July to September and from January to September 2022, the amounts totaled R$ 265 and R$ 1,005), respectively, referring to the executive officers’ bonus program.

(i)	Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), in which it does not hold the majority interest but has cast vote and power of veto in some matters but cannot use such power of veto in a way to affect the returns of its investments. Therefore, these SPEs are considered for accounting purposes as joint arrangements.

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Notes to the Quarterly Information

Aquapolo Ambiental

The Company entered into a loan agreement through a credit facility with SPE Aquapolo Ambiental S/A to finance the operations of that company, until the borrowings and financing requested with financial institutions are granted.

The loan originally matured on April 30, 2015, but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which matured on December 30, 2021, and the last will mature on December 30, 2023.

This agreement was settled on July 21, 2023, upon the receipt of R$ 1,533.

Águas de Andradina

The Company entered into a loan agreement through a credit facility with SPE Águas de Andradina S/A to finance the operations of that company.

As of September 30, 2023, the balance of principal and interest of this agreement totaled R$ 573 and R$ 2,814, which was recorded in “Other assets” under current and noncurrent assets (R$ 242 and R$ 2,814, respectively, as of December 31, 2022), at CDI + 3% p.a.

This agreement was executed on August 17, 2021. The amount of principal, adjustment, accrued interest, and any other taxes must be paid in full by August 31, 2025.

Sabesp Olímpia

The Company formalized a loan agreement through a credit facility with Sabesp Olímpia S/A, making available the necessary funds for the payment of the first installment of the Fixed Concession Fee to the Municipality of Estância Turística de Olímpia, which is a prerequisite for the signing of the water and sewage concession agreement.

As of September 30, 2023, the balance of principal and interest of this agreement totaled R$ 76,079, which was recorded in “Other assets” under noncurrent assets, at CDI + 2% p.a.

This agreement was executed on September 26, 2023. The principal and the accumulated interest on the principal must be fully repaid by September 2040.

(j)	FEHIDRO

The Company has financing agreements under the State Fund for Water Resources (FEHIDRO). These funds will be aimed at the execution of works and sewage services. As of September 30, 2023, the balance of these financings totaled R$ 3,380 (R$ 5,108 as of December 31, 2022).

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Notes to the Quarterly Information

11	Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management matters, however, it cannot use such power of veto in a way to affect the returns over the investments, implying a mutually shared control (joint venture – CPC 19 (R2)).

The Company holds equity interest valued by the equity accounting in the following investees:

	Equity		Contribution	Dividends distributed	Profit (loss) for the period
	September 30, 2023	December 31, 2022	January to September 2023	January to September 2023	January to September 2023	(*)	January to September 2022

Sesamm	61,963	59,371	-	(13,516)	16,108	-	9,519
Águas de Andradina	33,023	30,777	-	-	2,246	-	882
Águas de Castilho	12,336	10,787	-	-	1,549	-	998
Attend Ambiental	43,624	29,729	-	-	13,895	-	6,278
Aquapolo Ambiental	100,736	73,926	-	-	26,810	-	21,991
Paulista Geradora de Energia - PGE (**)	32,975	10,486	23,633	-	(1,144)	-	(575)
Cantareira SP Energia (***)	504	1,000	-	-	(496)	-	-
FOXX URE-BA Ambiental	64,116	69,258	4,325	-	(879)	(8,588)	-
Infranext Soluções em Pavimentação (****)	5,244	7,050	-	-	(1,806)	-	-
Sabesp Olímpia	(1,265)	-	811	-	(2,076)	-	-

(*) The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2022 were issued after the disclosure of SABESP’s financial statements.

(**)       In October 2022, it was agreed at the Extraordinary Meeting a capital contribution of R$ 20,310 thousand, and SABESP paid R$ 5,077 in December 2022, corresponding to 25%. Servtec and Tecniplan paid R$ 15,233 in June 2023, corresponding to 75%. In 2023, a contribution of R$ 20,600 was defined, which will be paid-up by December 2023, according to the interest held by each company. Servtec and Tecniplan have already paid R$ 8,400 of this amount.

(***)       Sabesp’s contribution of R$ 5,439 in January 2023, was reclassified into noncurrent assets, under other receivables.

(****)       Infranext’s share capital will be R$ 12,000. As of September 30, 2023, SABESP had an outstanding payable amount of R$ 4,950.

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Notes to the Quarterly Information

	Parent Company
	Investments		Contribution	Dividends distributed	Reclassification (***)	Equity accounting			Interest percentage
	September 30, 2023	December 31, 2022	January to September 2023	January to September 2023	January to September 2023	January to September 2023	(*)	January to September 2022	September 30, 2023	December 31, 2022

Sesamm	22,307	21,374	-	(4,866)	-	5,799	-	3,427	36%	36%
Águas de Andradina	9,906	9,233	-	-	-	673	-	265	30%	30%
Águas de Castilho	3,701	3,236	-	-	-	465	-	299	30%	30%
Attend Ambiental	19,632	13,379	-	-	-	6,253	-	2,825	45%	45%
Aquapolo Ambiental	49,360	36,223	-	-	-	13,137	-	10,776	49%	49%
Paulista Geradora de Energia	6,143	6,429	-	-	-	(286)	-	(144)	25%	25%
Cantareira SP Energia	247	490	-	-	-	(243)	-	-	49%	49%
FOXX URE-BA Ambiental	12,824	13,852	865	-	-	(176)	(1,717)	-	20%	20%
Infranext Soluções em Pavimentação	-	450	-	-	363	(813)	-	-	45%	45%
Sabesp Olímpia	-	-	811	-	1,265	(2,076)	-	-	100%	-
Total	124,120	104,666	1,676	(4,866)	1,628	22,733	(1,717)	17,448
FOXX URE-BA Ambiental – Fair value (**)	26,148	-
Other investments	6,099	6,099
Overall total	156,367	110,765

(*) Refers to changes in the equity of investees, as their financial statements for the year ended December 31, 2022 were issued after the disclosure of SABESP’s financial statements.

(**)       The amount presented refers to the fair value adjustment in the acquisition of FOXX URE-BA in 2022.

(***)       The amount of the investee’s loss exceeding the investment was reclassified to Noncurrent Liabilities.

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Notes to the Quarterly Information

	Consolidated
	Investments		Contribution	Dividends distributed	Reclassification (***)	Equity accounting			Interest percentage
	September 30, 2023	December 31, 2022	January to September 2023	January to September 2023	January to September 2023	January to September 2023	(*)	January to September 2022	September 30, 2023	December 31, 2022

Sesamm	22,307	21,374	-	(4,866)	-	5,799	-	3,427	36%	36%
Águas de Andradina	9,906	9,233	-	-	-	673	-	265	30%	30%
Águas de Castilho	3,701	3,236	-	-	-	465	-	299	30%	30%
Attend Ambiental	19,632	13,379	-	-	-	6,253	-	2,825	45%	45%
Aquapolo Ambiental	49,360	36,223	-	-	-	13,137	-	10,776	49%	49%
Paulista Geradora de Energia	6,143	6,429	-	-	-	286	-	(144)	25%	25%
Cantareira SP Energia	247	490	-	-	-	(243)	-	-	49%	49%
FOXX URE-BA Ambiental	12,824	13,852	865	-	-	(176)	(1,717)	-	20%	20%
Infranext Soluções em Pavimentação	-	450	-	-	363	(813)	-	-	45%	45%
Total	124,120	104,666	865	(4,866)	363	24,809	(1,717)	17,448
FOXX URE-BA Ambiental – Fair value (**)	26,148	-
Other investments	6,099	6,099
Overall total	156,367	110,765

(*) Refers to changes in the equity of investees, as their financial statements for the year ended December 31, 2022 were issued after the disclosure of SABESP’s financial statements.

(**)       The amount presented refers to the fair value adjustment in the acquisition of FOXX URE-BA in 2022.

(***)       The amount of the investee’s loss exceeding the investment was reclassified to Noncurrent Liabilities.

12	Investment Properties

	Parent Company and Consolidated
	December 31, 2022	Depreciation	September 30, 2023

Investment properties	46,726	(36)	46,690

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Notes to the Quarterly Information

	Parent Company
	December 31, 2021	Depreciation	September 30, 2022

Investment properties	46,126	(36)	46,090

As of September 30, 2023, the market value of these properties was approximately R$ 393,600 (R$ 386,000 as of December 31, 2022).

13	Contract asset

	Parent Company and Consolidated
	December 31, 2022	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	September 30, 2023 (iii)

Total contract asset	8,613,968	3,734,020	384	(4,458,416)	7,889,956

	Parent Company
	December 31, 2021	Additions	Transfers	Transfers of works to intangible assets	September 30, 2022

Total contract asset	8,550,102	3,559,587	1,001	(3,322,568)	8,788,122

(i)	The largest additions in the period are located in the municipalities of São Paulo, Guarulhos, and Itanhaém, totaling R$ 1,468 million, R$ 230 million, and R$ 113 million, respectively.
(ii)	The largest transfers of the period are located in the municipalities of São Paulo, Franca, and São Bernardo do Campo, totaling R$ 2,069 million, R$ 311 million, and R$ 199 million, respectively.

(iii)               The largest works are located in the municipalities of São Paulo, Francisco Morato, and Itanhaém, totaling R$ 2,228 million, R$ 245 million, and R$ 211 million, respectively.

As of September 30, 2023, the contract asset did not include any amounts recorded as a lease (R$ 276,893 as of December 31, 2022).

(a)	Capitalization of interest and other finance charges

The Company capitalizes interest, inflation adjustments, and exchange rate changes in the contract asset during the construction period. From January to September 2023, the Company capitalized R$ 499,614 (R$ 458,786 from January to September 2022).

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Notes to the Quarterly Information

(b)	Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its employees or contracting third parties, and is significantly exposed to its risks and benefits. Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin.

Constructions related to the concessions are usually performed by third parties. In such a case, the margin is lower to cover administration costs and the assumption of responsibility for primary risks. As of September 30, 2023 and 2022, the margin was 2.3%.

From July to September and from January to September 2023, the construction margins were R$ 29,657 and R$ 84,577 (R$ 30,357 and R$ 76,289 from July to September and from January to September 2022), respectively.

(c)	Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company is required to expropriate third-party properties, whose owners are compensated either amicably or through court.

The costs of such expropriations are recorded in the contract asset during the execution of the works. From July to September and from January to September 2023, expropriations totaled R$ 3,336 and R$ 48,059 (R$ 1,995 and R$ 49,017 from July to September and from January to September 2022), respectively.

14	Intangible assets

(a)	Statement of financial position details

	Parent Company
	September 30, 2023			December 31, 2022
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	739,325	(236,723)	502,602	722,730	(223,404)	499,326
Concession agreements – economic value	1,633,689	(1,013,003)	620,686	1,585,271	(933,232)	652,039
Program contracts	28,981,405	(9,299,819)	19,681,586	26,875,408	(8,537,949)	18,337,459
Program contracts – commitments	1,709,757	(484,490)	1,225,267	1,709,757	(444,765)	1,264,992
Service contracts – São Paulo	27,744,119	(8,618,064)	19,126,055	25,584,703	(7,714,252)	17,870,451
Software license of use	1,287,520	(755,389)	532,131	1,249,881	(654,477)	595,404
Right of use – Other assets	217,258	(80,137)	137,121	170,921	(95,869)	75,052
Right of use – Investments	-	-	-	26,148	-	26,148
Total	62,313,073	(20,487,625)	41,825,448	57,924,819	(18,603,948)	39,320,871

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Notes to the Quarterly Information

	Consolidated
	September 30, 2023
	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	739,325	(236,723)	502,602
Concession agreements – economic value	1,633,689	(1,013,003)	620,686
Concession agreements – new contracts	148,000	-	148,000
Program contracts	28,981,405	(9,299,819)	19,681,586
Program contracts – commitments	1,709,757	(484,490)	1,225,267
Service contracts – São Paulo	27,744,119	(8,618,064)	19,126,055
Software license of use	1,287,520	(755,389)	532,131
Right of use – Other assets	217,258	(80,137)	137,121
Total	62,461,073	(20,487,625)	41,973,448

(b)	Changes

	Parent Company
	December 31, 2022	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	September 30, 2023
Intangible right arising from:
Concession agreements – equity value (*)	499,326	4	19,161	(925)	(299)	(14,665)	502,602
Concession agreements – economic value	652,039	3	63,182	62	(120)	(94,480)	620,686
Program contracts (*)	18,337,459	473	2,060,625	78,782	(4,131)	(791,622)	19,681,586
Program contracts – commitments	1,264,992	-	-	-	-	(39,725)	1,225,267
Service contracts – São Paulo	17,870,451	4,205	2,277,462	(93,088)	(2,092)	(930,883)	19,126,055
Software license of use	595,404	-	37,986	(127)	-	(101,132)	532,131
Right of use – Other assets	75,052	107,833	-	-	(30)	(45,734)	137,121
Right of use – Investments	26,148	-	-	(26,148)	-	-	-
Total	39,320,871	112,518	4,458,416	(41,444)	(6,672)	(2,018,241)	41,825,448

(*) As of September 30, 2023, Concession agreements – equity value, and Program contracts included leases totaling R$ 46,363 and R$ 337,474 (R$ 54,356 and R$ 168,216 as of December 31, 2022), respectively.

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Notes to the Quarterly Information

	Consolidated
	December 31, 2022	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	September 30, 2023
Intangible right arising from:
Concession agreements – equity value (*)	499,326	4	19,161	(925)	(299)	(14,665)	502,602
Concession agreements – economic value	652,039	3	63,182	62	(120)	(94,480)	620,686
Concession agreements – new contracts	-	148,000	-	-	-	-	148,000
Program contracts (*)	18,337,459	473	2,060,625	78,782	(4,131)	(791,622)	19,681,586
Program contracts – commitments	1,264,992	-	-	-	-	(39,725)	1,225,267
Service contracts – São Paulo	17,870,451	4,205	2,277,462	(93,088)	(2,092)	(930,883)	19,126,055
Software license of use	595,404	-	37,986	(127)	-	(101,132)	532,131
Right of use – Other assets	75,052	107,833	-	-	(30)	(45,734)	137,121
Right of use – Investments	26,148	-	-	(26,148)	-	-	-
Total	39,320,871	260,518	4,458,416	(41,444)	(6,672)	(2,018,241)	41,973,448

	Parent Company
	December 31, 2021	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	September 30, 2023
Intangible right arising from:
Concession agreements - equity value (*)	491,057	-	7,569	(173)	(113)	(13,981)	484,359
Concession agreements – economic value	681,441	13	35,978	254	(8)	(82,159)	635,519
Program contracts (*)	17,152,021	8,754	1,462,550	3,601	(2,285)	(709,096)	17,915,545
Program contracts – commitments	1,317,957	-	-	-	-	(39,724)	1,278,233
Service contracts – São Paulo	16,158,771	208	1,722,413	4,223	(20,575)	(796,048)	17,068,992
Software license of use	598,734	214	94,058	6	-	(87,407)	605,605
Right of use – Other assets	103,853	41,947	-	-	(54)	(53,317)	92,429
Total	36,503,834	51,136	3,322,568	7,911	(23,035)	(1,781,732)	38,080,682

(*) As of September 30, 2022, Concession agreements – equity value, and Program contracts included leases totaling R$ 57,020 and R$ 171,331 (R$ 65,012 and R$ 180,669 as of December 31, 2021), respectively.

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Notes to the Quarterly Information

As of June 30, 2020, a contract was signed for the provision of treatment services and final disposal of solid waste and collection of garbage tax in the Municipality of Diadema for 40 years. To reach the best operationalization format, treatment services and final disposal of solid waste are in the study phase and, based on the contractual provision, are subject to a partnership between SABESP and a private party, which will occur through a public call.

(c)	Intangible right arising from concession agreements

As of September 30, 2023, the amounts not yet disbursed were recorded in “Program contract commitments” under current and noncurrent liabilities, totaling R$ 26,379 and R$ 11,851 (R$ 100,188 and R$ 12,197 as of December 31, 2022), respectively.

(d)	Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective guarantees are supported by agreements executed according to Law 11,079/2004.

The amounts recorded in intangible assets are as follows:

	Parent Company and Consolidated	Parent Company
	September 30, 2023	December 31, 2022
Alto Tietê	239,310	251,545
São Lourenço	2,598,476	2,725,900
Total	2,837,786	2,977,445

The obligations assumed by the Company are as follows:

	Parent Company and Consolidated			Parent Company
	September 30, 2023			December 31, 2022
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	72,095	-	72,095	91,782	36,645	128,427
São Lourenço	167,736	2,583,118	2,750,854	130,631	2,700,123	2,830,754
Total	239,831	2,583,118	2,822,949	222,413	2,736,768	2,959,181

(e)	Amortization of Intangible Assets

The average amortization rate totaled 5.1% and 4.9% as of September 30, 2023 and 2022, respectively.

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Notes to the Quarterly Information

(f)	Right of use

	Parent Company and Consolidated	Parent Company
Nature	September 30, 2023	December 31, 2022

Leases - Contract asset	-	276,893

Leases - Concession and Program Contract
Cost	588,591	405,431
Accumulated amortization	(204,754)	(182,859)
(=) Net	383,837	222,572

Other assets
Vehicles	205,593	153,384
Properties	11,501	11,711
Equipment	164	5,826
Accumulated amortization	(80,137)	(95,869)
(=) Net	137,121	75,052

Right of use	520,958	574,517

The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 16.

The table below shows the impact on the Company’s result:

Impact on the result
	Parent Company and Consolidated	Parent Company
	September 30, 2023	September 30, 2022

Right of use amortization	(67,629)	(70,636)
Financial result – interest expense and inflation adjustment	(55,130)	(53,962)
Expenses of short-term leases with low value	(17,082)	(17,675)
Reduction of profit for the period	(139,841)	(142,273)

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Notes to the Quarterly Information

(g)	Performance Agreements

As of September 30, 2023, the accounting balances of the agreements in force recorded in contract asset and intangible assets were R$ 64,874 and R$ 2,113,499 (R$ 138,550 and R$ 2,126,106 as of December 31, 2022), respectively.

15	Property, plant and equipment

(a)	Statement of financial position details

	Parent Company and Consolidated				Parent Company
	September 30, 2023				December 31, 2022
	Cost	Accumulated depreciation	Net	Annual average depreciation rate	Cost	Accumulated depreciation	Net	Annual average depreciation rate
Land	94,228	-	94,228	-	94,228	-	94,228	-
Buildings	102,529	(44,357)	58,172	2.1%	90,311	(42,343)	47,968	2.1%
Equipment	444,482	(308,065)	136,417	14.8%	412,828	(291,963)	120,865	15.3%
Transportation equipment	14,685	(10,352)	4,333	9.9%	12,578	(10,083)	2,495	9.9%
Furniture and fixtures	36,281	(15,567)	20,714	6.7%	38,528	(15,032)	23,496	6.7%
Other	105,027	(467)	104,560	5.0%	50,189	(302)	49,887	5.0%
Total	797,232	(378,808)	418,424	10.8%	698,662	(359,723)	338,939	11.2%

(b)	Changes

	Parent Company and Consolidated
	December 31, 2022	Additions	Transfers	Write-offs and disposals	Depreciation	September 30, 2023
Land	94,228	-	-	-	-	94,228
Buildings	47,968	3,039	8,073	-	(908)	58,172
Equipment	120,865	28,264	8,171	(504)	(20,379)	136,417
Transportation equipment	2,495	-	2,354	-	(516)	4,333
Furniture and fixtures	23,496	5,401	(6,896)	(65)	(1,222)	20,714
Other	49,887	51,538	3,210	-	(75)	104,560
Total	338,939	88,242	14,912	(569)	(23,100)	418,424

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Notes to the Quarterly Information

	Parent Company
	December 31, 2021	Additions	Transfers	Write-offs and disposals	Depreciation	September 30, 2022
Land	94,213	-	-	-	-	94,213
Buildings	45,498	3,278	(1,180)	(45)	(871)	46,680
Equipment	115,154	20,244	(8,162)	(403)	(17,186)	109,647
Transportation equipment	2,472	-	430	(3)	(643)	2,256
Furniture and fixtures	22,079	2,064	29	(88)	(1,088)	22,996
Other	11,741	14,886	(29)	(78)	(66)	26,454
Total	291,157	40,472	(8,912)	(617)	(19,854)	302,246

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Notes to the Quarterly Information

16	Borrowings and financing

	Parent Company and Consolidated			Parent Company
Borrowings and financing outstanding balance	September 30, 2023			December 31, 2022
Financial institution	Current	Noncurrent	Total	Current	Non current	Total
Local currency
12th issue debentures	45,450	33,710	79,160	45,450	67,681	113,131
17th issue debentures	-	-	-	144,632	-	144,632
18th issue debentures	51,079	27,162	78,241	49,937	45,649	95,586
22nd issue debentures	169,590	169,228	338,818	199,901	326,433	526,334
23rd issue debentures	490,779	374,255	865,034	-	864,910	864,910
24th issue debentures	-	507,770	507,770	-	488,478	488,478
26th issue debentures	-	1,290,449	1,290,449	-	1,239,645	1,239,645
27th issue debentures	299,874	698,554	998,428	299,614	698,339	997,953
28th issue debentures	127,687	1,070,366	1,198,053	-	1,197,756	1,197,756
29th issue debentures	-	1,306,942	1,306,942	-	1,275,295	1,275,295
30th issue debentures	125,000	873,195	998,195	-	998,110	998,110
Brazilian Federal Savings Bank	105,629	1,516,943	1,622,572	99,767	1,422,145	1,521,912
Brazilian Development Bank - BNDES PAC	-	-	-	6,736	-	6,736
Brazilian Development Bank - BNDES PAC II 9751	7,268	18,116	25,384	7,214	23,344	30,558
Brazilian Development Bank - BNDES PAC II 9752	4,924	12,330	17,254	4,887	15,884	20,771
Brazilian Development Bank - BNDES ONDA LIMPA	27,177	13,551	40,728	26,949	33,617	60,566
Brazilian Development Bank – BNDES TIETÊ III	155,776	545,134	700,910	154,437	656,264	810,701
Brazilian Development Bank - BNDES 2015	33,931	368,204	402,135	33,807	390,127	423,934
Brazilian Development Bank - BNDES 2014	6,629	11,738	18,367	6,572	16,525	23,097
Inter-American Development Bank – IDB 2202	181,349	1,983,377	2,164,726	181,349	2,164,009	2,345,358
Inter-American Development Bank – IDB INVEST	39,550	814,674	854,224	37,340	853,725	891,065
Inter-American Development Bank – IDB INVEST 2022	14,100	445,227	459,327	14,100	452,085	466,185
Inter-American Development Bank – IDB INVEST 2023	14,100	454,823	468,923	-	-	-
International Finance Corporation - IFC 2022	19,000	725,082	744,082	80,000	670,996	750,996
International Finance Corporation - IFC 2023	-	486,376	486,376	-	-	-
Leases (Concession Agreements, Program Contracts, and Contract Asset)	49,299	274,389	323,688	44,453	313,391	357,844
Leases (others)	72,007	86,236	158,243	72,109	29,265	101,374
Other	4,961	3,657	8,618	6,241	5,867	12,108
Interest and other charges	362,325	-	362,325	417,878	-	417,878
Total in local currency	2,407,484	14,111,488	16,518,972	1,933,373	14,249,540	16,182,913

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Notes to the Quarterly Information

	Parent Company and Consolidated			Parent Company
Borrowings and financing outstanding balance	September 30, 2023			December 31, 2022
Financial institution	Current	Non current	Total	Current	Non current	Total
Foreign currency
Inter-American Development Bank - IDB 1212 – US$ 20,556 thousand (US$ 30,834 thousand in December 2022)	51,468	51,469	102,937	53,628	107,256	160,884
Inter-American Development Bank - IDB 4623 – US$ 113,344 thousand (US$ 74,299 thousand in December 2022)	-	545,374	545,374	-	367,441	367,441
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 90,079 thousand (US$ 78,197 thousand in December 2022)	30,445	407,313	437,758	31,722	365,648	397,370
JICA 15 – ¥ 6,914,580 thousand (¥ 8,067,010 thousand in December 2022)	38,618	193,090	231,708	45,602	273,610	319,212
JICA 18 – ¥ 6,216,960 thousand (¥ 7,253,120 thousand in December 2022)	34,722	173,484	208,206	41,001	245,865	286,866
JICA 17 – ¥ 3,608,700 thousand (¥ 3,753,048 thousand in December 2022)	9,674	110,446	120,120	11,424	136,227	147,651
JICA 19 – ¥ 24,482,493 thousand (¥ 26,296,011 thousand in December 2022)	60,771	758,076	818,847	71,761	967,124	1,038,885
IDB 1983AB – (US$ 7,692 thousand in December 2022)	-	-	-	39,962	-	39,962
Interest and other charges	18,968	-	18,968	17,487	-	17,487
Total in foreign currency	244,666	2,239,252	2,483,918	312,587	2,463,171	2,775,758

Total borrowings and financing	2,652,150	16,350,740	19,002,890	2,245,960	16,712,711	18,958,671

Exchange rates as of September 30, 2023: US$ 5.0076; ¥ 0.03351 (as of December 31, 2022: US$ 5.2177; ¥ 0.03957).

As of September 30, 2023, the Company did not have balances of borrowings and financing raised during the year, maturing within 12 months.

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Notes to the Quarterly Information

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

12th issue debentures	Own funds	2025	TR + 9.5%
17th issue debentures	Own funds	2023	CDI + 0.75% (series 1), 4.5% (series 2), and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1) and CDI+ 0.90% (series 2) and 6.0% (series 3)	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.49% (series 1) and CDI+ 0.63% (series 2)
24th issue debentures	Own funds	2029	3.20% (series 1) and 3.37% (series 2)	IPCA (series 1 and 2)
26th issue debentures	Own funds	2030	4.65% (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI + 1.60% (series 1) and CDI+ 1.80% (series 2) and 2.25% (series 3)
28th issue debentures	Own funds	2028	CDI + 1.20% (series 1) and CDI+ 1.44% (series 2) and 1.60% (series 3)
29th issue debentures	Own funds	2036	CDI + 1.29% (series 1), 5.3058% (series 2), and 5.4478% (series 3)	IPCA (series 2 and 3)
30th issue debentures	Own funds	2029	CDI + 1.30% (series 1) and CDI+ 1.58% (series 2)
Brazilian Federal Savings Bank	Own funds	2023/2042	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP + 1.82%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank – BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.18%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Inter-American Development Bank – IDB 2202	Government	2035	CDI + 0.86%
Inter-American Development Bank – IDB INVEST	Own funds	2034	CDI+ 1.90% and CDI 2.70%
Inter-American Development Bank – IDB INVEST 2022	Own funds	2036	CDI + 2.50%
Inter-American Development Bank – IDB INVEST 2023	Own funds	2036	CDI + 0.50%
International Finance Corporation - IFC	Own funds	2032	CDI + 2.00%
Leases (Concession Agreements, Program Contracts, and Contract Asset)		2035	7.73% to 10.12%	IPC
Leases (others)		2027	7.76% to 15.39%
Other	Own funds	2025	3% (FEHIDRO); TJLP + 1.5% (FINEP)

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Notes to the Quarterly Information

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange variation

Inter-American Development Bank - IDB 1212 – US$ 20,556 thousand	Government	2025	SOFR + 4.72%	US$
Inter-American Development Bank - IDB 4623 – US$ 113,344 thousand	Government	2044	SOFR + 6.53395%	US$
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 90,079 thousand	Government	2034	SOFR + 5.96% and 7.06%	US$
JICA 15 – ¥ 6,914,580 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 6,216,960 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 3,608,700 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 24,482,493 thousand	Government	2037	1.7% and 0.01%	Yen

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Notes to the Quarterly Information

(i)       Payment schedule – accounting balances as of September 30, 2023

	Parent Company and Consolidated
	2023	2024	2025	2026	2027	2028	2029 to 2044	TOTAL
LOCAL CURRENCY
Debentures	342,735	1,205,249	1,334,931	1,213,264	1,360,087	656,199	1,548,625	7,661,090
Brazilian Federal Savings Bank	25,810	107,238	113,931	121,043	128,588	136,471	989,491	1,622,572
BNDES	58,759	235,928	215,485	205,555	192,861	72,977	223,213	1,204,778
IDBs - National	14,100	249,099	260,899	330,209	315,069	420,959	2,356,865	3,947,200
IFCs	7,600	22,800	39,200	51,800	70,800	103,600	934,658	1,230,458
Leases (Concession Agreements, Program Contracts, and Contract Asset)	-	49,299	51,852	30,229	34,632	38,007	119,669	323,688
Leases (others)	26,637	59,141	50,856	20,889	720	-	-	158,243
Other	2,711	3,000	2,765	142	-	-	-	8,618
Interest and other charges	254,428	107,897	-	-	-	-	-	362,325
TOTAL IN LOCAL CURRENCY	732,780	2,039,651	2,069,919	1,973,131	2,102,757	1,428,213	6,172,521	16,518,972
FOREIGN CURRENCY
IDB	-	51,469	66,405	29,873	29,873	29,873	440,818	648,311
IBRD	-	30,445	30,445	30,445	30,445	30,445	285,533	437,758
JICA	4,837	143,785	143,785	143,785	143,785	143,785	655,119	1,378,881
Interest and other charges	16,032	2,936	-	-	-	-	-	18,968
TOTAL IN FOREIGN CURRENCY	20,869	228,635	240,635	204,103	204,103	204,103	1,381,470	2,483,918
Total	753,649	2,268,286	2,310,554	2,177,234	2,306,860	1,632,316	7,553,991	19,002,890

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ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

(II)       Changes

	Parent Company and Consolidated
	December 31, 2022	Addition (lease)	Funding	Borrowing costs	Inflation adjustment and exchange rate changes	Inflation adjustment / exchange rate change and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	September 30, 2023

LOCAL CURRENCY
Debentures	8,166,366	-	-	(1,556)	95,247	16,096	(621,835)	(398,865)	484,283	135,735	8,341	7,883,812
Brazilian Federal Savings Bank	1,526,185	-	158,280	-	18,726	4,690	(91,347)	(81,035)	73,143	18,475	-	1,627,117
BNDES	1,380,993	-	-	-	9,099	2,104	(75,062)	(182,979)	60,832	13,404	189	1,208,580
IDB 2202	2,450,550	-	-	-	-	-	(328,627)	(181,349)	97,143	146,846	716	2,185,279
IDB INVEST 2020	943,619	-	-	-	-	-	(138,676)	(37,340)	27,360	74,830	499	870,292
IFC 2022	774,525	-	-	-	-	-	(57,794)	(7,600)	-	86,100	686	795,917
IFC 2023	-	-	500,000	(13,624)	-	-	-	-	-	270	-	486,646
IDB INVEST 2022	469,327	-	-	-	-	-	(36,662)	(7,050)	54,647	-	192	480,454
IDB INVEST 2023	-	-	470,000	(1,083)	-	-	(5,141)	-	26,532	-	6	490,314
Leases (Concession Agreements, Program Contracts, and Contract Asset)	357,844	-	-	-	-	-	(40,850)	(34,157)	40,850	-	-	323,687
Leases (others)	101,374	107,833	-	-	-	-	(14,280)	(65,244)	28,560	-	-	158,243
Other	12,130	-	3,629	-	54	-	(473)	(7,173)	456	8	-	8,631
TOTAL IN LOCAL CURRENCY	16,182,913	107,833	1,131,909	(16,263)	123,126	22,890	(1,410,747)	(1,002,792)	893,806	475,668	10,629	16,518,972

FOREIGN CURRENCY
IDBs	532,693	-	192,973	(2,735)	(19,824)	-	(16,387)	(51,181)	26,963	-	752	663,254
IBRD	399,762	-	88,969	(3,032)	(14,890)	-	(22,089)	(31,009)	20,746	56	354	438,867
JICA	1,803,109	-	-	-	(261,096)	105	(26,201)	(152,894)	18,036	584	154	1,381,797
IDB 1983AB	40,194	-	-	-	(1,813)	-	(1,447)	(38,323)	909	311	169	-
TOTAL IN FOREIGN CURRENCY	2,775,758	-	281,942	(5,767)	(297,623)	105	(66,124)	(273,407)	66,654	951	1,429	2,483,918
Total	18,958,671	107,833	1,413,851	(22,030)	(174,497)	22,995	(1,476,871)	(1,276,199)	960,460	476,619	12,058	19,002,890

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ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

	Parent Company
	December 31, 2021	Addition (lease)	Funding	Borrowing costs	Inflation adjustment and exchange rate changes	Inflation adjustment / exchange rate change and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	September 30 , 2022

LOCAL CURRENCY
Debentures	7,467,968	-	1,000,000	(3,786)	131,416	-	(490,679)	(521,761)	387,729	196,825	8,383	8,176,095
Brazilian Federal Savings Bank	1,483,113	-	91,299	-	11,913	4,663	(87,562)	(74,686)	59,322	28,331	-	1,516,393
BNDES	1,392,844	-	200,000	-	4,001	2,083	(77,467)	(160,601)	46,377	31,086	194	1,438,517
IDB 2202	2,589,442	-	-	-	-	-	(281,971)	(181,349)	71,988	169,562	716	2,368,388
IDB INVEST 2020	956,942	-	-	-	-	-	(108,921)	(34,800)	95,097	-	499	908,817
IDB INVEST 2022	-	-	470,000	(3,922)	-	-	-	-	15,509	-	43	481,630
IFC 2022	-	-	760,000	(9,385)	-	-	-	-	-	21,139	152	771,906
Leases (Concession Agreements, Program Contracts, and Contract Asset)	397,311	-	-	-	-	-	(40,939)	(28,589)	40,939	-	-	368,722
Leases (others)	125,969	41,947	-	-	-	-	(13,022)	(64,211)	26,044	-	-	116,727
Other	14,094	-	3,654	-	35	2	(599)	(4,138)	571	32	-	13,651
TOTAL IN LOCAL CURRENCY	14,427,683	41,947	2,524,953	(17,093)	147,365	6,748	(1,101,160)	(1,070,135)	743,576	446,975	9,987	16,160,846

FOREIGN CURRENCY
IDBs	387,837	-	154,692	(3,444)	(2,971)	-	(7,400)	(56,273)	8,994	-	358	481,793
IBRD	420,881	-	19,115	(3,166)	(13,946)	61	(3,779)	(30,895)	3,515	20	258	392,064
JICA	2,401,887	-	15,546	-	(535,408)	1,837	(32,498)	(171,909)	19,479	2,654	153	1,701,741
IDB 1983AB	85,548	-	-	-	(4,149)	-	(1,051)	(40,115)	971	491	312	42,007
TOTAL IN FOREIGN CURRENCY	3,296,153	-	189,353	(6,610)	(556,474)	1,898	(44,728)	(299,192)	32,959	3,165	1,081	2,617,605
Total	17,723,836	41,947	2,714,306	(23,703)	(409,109)	8,646	(1,145,888)	(1,369,327)	776,535	450,140	11,068	18,778,451

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ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

(a)	Main events in the nine-month period ended September 30, 2023

Debentures

In the first quarter of 2023, the Company paid the final amortization of the 17th issue debentures, totaling R$ 152,157 million, of which R$ 145,284 million in principal and R$ 6,873 million in interest.

In the first quarter of 2023, the Company paid the final amortization of the 2nd series of the 22nd issue debentures, totaling R$ 214,404 million, of which R$ 200,000 million in principal and R$ 14,404 million in interest.

IDB INVEST 2023

In the second quarter of 2023, the Company raised R$ 470.0 million with the Inter-American Investment Corporation (IDB INVEST).

The proceeds from this contract will be used to partially finance the Company’s investments related to the 4th Stage of the Tietê River Cleaning Project.

The principal will be amortized in semi-annual payments in December and June, starting in December 2023 and ending in December 2036. Interests mature semi-annually in June and December, starting in June 2023 and ending in December 2036, at CDI + 0.5% p.a.

The loan is collateralized by Société de Promotion et de Participation pour la Coopération Economique (PROPARCO). Interests mature semi-annually in June and December, starting in June 2023 and ending in December 2036, at CDI + 2.0% p.a.

•	The covenants agreed upon for IDB INVEST 2023 are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA equal to or lower than 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 2.35;

They should be maintained for two (2) consecutive quarters or not, for any four (4) consecutive quarters.

IDB 1983AB

In the second quarter of 2023, the Company paid the final amortization of IDB 1983AB, totaling R$ 39.7 million, of which R$ 38.3 million in principal and R$ 1.4 million in interest.

BNDES PAC 2008

In the second quarter of 2023, the Company paid the final amortization of BNDES PAC 2008, totaling R$ 1.1 million.

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ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

IFC 2023

In the second quarter of 2023, the Company contracted financing of R$ 1.0 billion with the International Finance Corporation (IFC), which is expected to be received by September 2023. The proceeds raised from this contract will be exclusively used to cover the costs of the New Pinheiros Project.

In the third quarter of 2023, R$ 0.5 billion was raised.

The principal will be amortized in semi-annual payments in October and April, starting in October 2025 and ending in April 2033. Interests mature semi-annually in October and April, starting in October 2023 and ending in April 2033, at CDI + 1.7% p.a. SABESP must also pay to IFC a commitment fee of 1% p.a. on the portion that has not been disbursed or canceled.

•	The covenants agreed upon for IFC 2023 are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA equal to or lower than 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 2.35;

They should be maintained for two (2) consecutive quarters or not, for any four (4) consecutive quarters.

(b)	Lease

The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract assets and the lease amount is recorded in the same proportion.

After startup, the lease payment period starts (240 monthly installments), and the amount is periodically restated by the contracted price index.

The amounts payable for the right of use of assets are also recorded in this line. See Note 14 (f).

(c)	Covenants

The table below shows the most restrictive covenants as of September 30, 2023.

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00
(1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension plan obligations and healthcare plan, installment payments of tax debts, and installment payments of debts with the electricity supplier.

As of September 30, 2023, and December 31, 2022, the Company met the requirements set forth by its borrowings and financing agreements.

PAGE: 77 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

(d)	Borrowings and financing – Credit limited

Parent Company and Consolidated
Agent	September 30, 2023
(in millions of reais (*))
Brazilian Federal Savings Bank	949
Brazilian Development Bank (BNDES)	220
Inter-American Development Bank (IDB)	935
International Bank for Reconstruction and Development (IBRD)	1,121
International Finance Corporation - IFC	500
Other	19
TOTAL	3,744

(*) Brazilian Central Bank’s exchange rate as of September 30, 2023 (US$ 1.00 = R$ 5.0076; ¥ 1.00 = R$ 0.03351).

Financing resources contracted have specific purposes and are released for the execution of their respective investments, according to the progress of the works.

17	Taxes and contributions

(a)	Current assets

	Parent Company
	September 30, 2023	December 31, 2022
Recoverable taxes
Income tax and social contribution	228,443	206,517
Withheld income tax (IRRF) on financial investments	20,770	33,283
Other federal taxes	13,529	3,106
Total	262,742	242,906

Consolidated
September 30, 2023
Recoverable taxes
Income tax and social contribution	228,443
Withheld income tax (IRRF) on financial investments	20,771
Other federal taxes	13,529
Total	262,743

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ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

(b)	Current liabilities

	Parent Company and Consolidated	Parent Company
	September 30, 2023	December 31, 2022
Taxes and contributions payable
Income tax and social contribution	108,272	-
Cofins and Pasep	115,377	134,624
INSS (social security contribution)	44,393	44,515
IRRF (withholding income tax)	6,592	63,361
Other	35,523	50,961
Total	310,157	293,461

On February 08, 2023, the Federal Supreme Court (STF) unanimously decided that a final decision favorable to companies on taxes paid on a continuous base would lose its effects if the STF later rules against it.

The Company analyzed the matter judged in this decision, which covers Social Contribution on Net Profit, as well as other taxes that fit into the decision granted, and did not identify any impact on the Financial Statements.

PAGE: 79 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

18	Deferred taxes and contributions

(a)	Statement of financial position details

	Parent Company and Consolidated	Parent Company
	September 30, 2023	December 31, 2022
Deferred income tax assets
Provisions	628,572	560,404
Pension plan obligations - G1	127,287	141,606
Donations of underlying assets on concession agreements	45,516	46,088
Allowance for doubtful accounts	222,462	199,363
Other	209,546	171,798
Total deferred tax asset	1,233,383	1,119,259

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(343,356)	(353,817)
Capitalization of borrowing costs	(474,811)	(457,669)
Profit on supply to government entities	(342,570)	(346,650)
Actuarial gain – G1 Plan	(93,561)	(93,561)
Construction margin	(41,265)	(43,323)
Borrowing costs	(9,945)	(13,517)
Total deferred tax liabilities	(1,305,508)	(1,308,537)

Deferred tax liability, net	(72,125)	(189,278)

PAGE: 80 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

(b)	Changes

	Parent Company and Consolidated
Deferred income tax assets	December 31, 2022	Net change	September 30, 2023
Provisions	560,404	68,168	628,572
Pension plan obligations - G1	141,606	(14,319)	127,287
Donations of underlying assets on concession agreements	46,088	(572)	45,516
Allowance for doubtful accounts	199,363	23,099	222,462
Other	171,798	37,748	209,546
Total	1,119,259	114,124	1,233,383

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(353,817)	10,461	(343,356)
Capitalization of borrowing costs	(457,669)	(17,142)	(474,811)
Profit on supply to government entities	(346,650)	4,080	(342,570)
Actuarial gain – G1	(93,561)	-	(93,561)
Construction margin	(43,323)	2,058	(41,265)
Borrowing costs	(13,517)	3,572	(9,945)
Total	(1,308,537)	3,029	(1,305,508)

Deferred tax liability, net	(189,278)	117,153	(72,125)

PAGE: 81 of 110

ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

	Parent Company
Deferred income tax assets	December 31, 2021	Net change	September 30, 2022
Provisions	503,374	(32,524)	470,850
Pension plan obligations - G1	150,577	(6,679)	143,898
Donations of underlying assets on concession agreements	47,589	(1,193)	46,396
Allowance for doubtful accounts	183,963	(21,572)	162,391
Other	127,092	34,046	161,138
Total	1,012,595	(27,922)	984,673

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(368,235)	11,017	(357,218)
Capitalization of borrowing costs	(404,931)	(42,389)	(447,320)
Profit on supply to government entities	(353,262)	5,183	(348,079)
Actuarial gain – G1	(109,271)	-	(109,271)
Construction margin	(46,079)	2,070	(44,009)
Borrowing costs	(14,556)	(172)	(14,728)
Total	(1,296,334)	(24,291)	(1,320,625)

Deferred tax liability, net	(283,739)	(52,213)	(335,952)

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ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

(c)	Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	Parent Company and Consolidated		Parent Company
	July to September 2023	January to September 2023	July to September 2022	January to September 2022

Profit before income taxes	1,277,649	3,467,427	1,638,213	3,702,154
Statutory rate	34%	34%	34%	34%

Estimated expense at statutory rate	(434,401)	(1,178,925)	(556,992)	(1,258,732)
Tax benefit of interest on capital	-	44,492	-	32,878
Permanent differences:
Provision Law 4,819/1958 – G0 (i)	(10,181)	(31,111)	(6,876)	(21,861)
Donations	(1,889)	(6,361)	(2,434)	(7,316)
Other differences	15,117	41,728	9,149	31,934

Income tax and social contribution	(431,354)	(1,130,177)	(557,153)	(1,223,097)

Current income tax and social contribution	(461,143)	(1,247,330)	(501,204)	(1,170,884)
Deferred income tax and social contribution	29,789	117,153	(55,949)	(52,213)
Effective rate	34%	33%	34%	33%

(i)	Permanent difference related to the provision for the actuarial liability. See Note 21 (ii) and (v).

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ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

19	Provisions

(a)	Lawsuits and proceedings that resulted in provisions

(I)	Statement of financial position details

The Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.15 to the Annual Financial Statements as of December 31, 2022. The terms and payment amounts are defined based on the outcome of these lawsuits.

	Parent Company and Consolidated			Parent Company
	September 30, 2023			December 31, 2022
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	169,416	(6,647)	162,769	151,023	(6,226)	144,797
Supplier claims (ii)	326,771	(90,673)	236,098	257,080	(53)	257,027
Other civil claims (iii)	111,689	(1,252)	110,437	99,462	(1,131)	98,331
Tax claims (iv)	98,907	(16,568)	82,339	79,532	(16,037)	63,495
Labor claims (v)	667,495	(15,918)	651,577	654,277	(13,979)	640,298
Environmental claims (vi)	474,462	(48)	474,414	406,872	(36)	406,836
Total	1,848,740	(131,106)	1,717,634	1,648,246	(37,462)	1,610,784

Current	1,014,493	-	1,014,493	924,038	-	924,038
Noncurrent	834,247	(131,106)	703,141	724,208	(37,462)	686,746

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ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1
Notes to the Quarterly Information

(II)	Changes

	Parent Company and Consolidated
	December 31, 2022	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	September 30, 2023
Customer claims (i)	151,023	29,098	23,673	(24,871)	(9,507)	169,416
Supplier claims (ii)	257,080	110,734	14,104	(54,905)	(242)	326,771
Other civil claims (iii)	99,462	68,527	19,266	(14,431)	(61,135)	111,689
Tax claims (iv)	79,532	16,513	4,794	(496)	(1,436)	98,907
Labor claims (v)	654,277	52,265	45,004	(37,144)	(46,907)	667,495
Environmental claims (vi)	406,872	41,343	40,454	-	(14,207)	474,462
Subtotal	1,648,246	318,480	147,295	(131,847)	(133,434)	1,848,740
Escrow deposits	(37,462)	(149,389)	(3,225)	56,929	2,041	(131,106)
Total	1,610,784	169,091	144,070	(74,918)	(131,393)	1,717,634

	Parent Company
	December 31, 2021	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	September 30, 2022
Customer claims (i)	168,258	10,957	18,274	(29,025)	(14,587)	153,877
Supplier claims (ii)	477,854	61,295	42,070	(303,892)	(8,098)	269,229
Other civil claims (iii)	95,601	15,986	10,874	(7,151)	(7,710)	107,600
Tax claims (iv)	57,509	17,890	6,833	(1,500)	(1,320)	79,412
Labor claims (v)	349,962	79,700	27,698	(37,513)	(36,619)	383,228
Environmental claims (vi)	331,326	29,249	39,498	(300)	(8,267)	391,506
Subtotal	1,480,510	215,077	145,247	(379,381)	(76,601)	1,384,852
Escrow deposits	(32,017)	(53,100)	(4,499)	9,797	3,239	(76,580)
Total	1,448,493	161,977	140,748	(369,584)	(73,362)	1,308,272

(b)	Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligations cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

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Notes to the Quarterly Information

	Parent Company and Consolidated	Parent Company
	September 30, 2023	December 31, 2022
Customer claims (i)	161,477	200,966
Supplier claims (ii)	998,155	1,147,606
Other civil claims (iii)	1,016,704	1,146,048
Tax claims (iv)	2,070,805	1,869,583
Labor claims (v)	2,830,301	1,471,423
Environmental claims (vi)	4,073,787	3,302,843
Total	11,151,229	9,138,469

(c)	Explanation of the nature of main classes of lawsuits

(i)	Customer claims

Refer mainly to lawsuits from customers claiming that their tariffs should be equal to those of other consumer categories, lawsuits for reduction of sewage tariff due to system losses, consequently requiring the refund of amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category.

(ii)	Supplier claims

Include lawsuits filed by some suppliers alleging underpayment of inflation adjustments and economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)	Other civil claims

Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, and challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)	Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management.

(v)	Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium, and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels.

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Notes to the Quarterly Information

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, with the provision of fines for non-compliance and imposition of compensation for environmental damages allegedly caused by the Company.

The main objects in which the Company is involved are: a) blame SABESP for discharging or releasing sewage without proper treatment; b) invest in the water and sewage treatment system of the municipality, under penalty of paying a fine; c) pay compensation for environmental damages; amongst others.

(d)	Guarantee insurance

As of May 25, 2023, the Company executed an agreement effective for one year for the issue of policies under several types of guarantee insurance. The limit that can be used is R$ 600 million. The guarantee insurance for escrow deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up to five years. As of September 30, 2023, R$ 512.3 million was available for use.

20	Labor liabilities and pension plan obligations

	Parent Company and Consolidated	Parent Company
	September 30, 2023	December 31, 2022
Salaries and payroll charges	42,225	70,089
Provision for vacation	271,269	254,469
Provision for Christmas bonus	88,117	-
Healthcare plan (i)	83,329	70,136
Provision for profit sharing (ii)	74,337	96,227
Incentivized Dismissal Program - IDP (iii)	342,222	-
Consent Decree (TAC)	6,869	6,114
Knowledge Retention Program (KRP)	1,238	1,469
Total	909,606	498,504

(i)	Healthcare plan

Benefits granted are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In the third quarter of 2023, the Company contributed 9.3%, on average, of gross payroll, totaling R$ 85,971 (8.8% in the third quarter of 2022, totaling R$ 68,982).

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Notes to the Quarterly Information

(ii)	Profit sharing

Based on an agreement with the labor union, the Profit Sharing Program corresponds to up to one month’s salary for each employee, depending on the achievement of the goals established, from January to December, and should be paid in the subsequent year.

(iii)	Incentivized Dismissal Program - IDP

In June 2023, the Company implemented the Incentivized Dismissal Program (IDP or Program) to pacifically reduce the workforce and provide gains in efficiency, increase of competitiveness, and optimization of costs.

The deadline for registrations in the Program was from June 1 to 30, 2023, and the employment terminations will occur from July 1, 2023 to June 30, 2024. The IDP received registrations from 1,862 employees.

For all Program participants, compliance with the clauses contained in the Collective Bargaining Agreement effective on the date of termination is guaranteed, and the following indemnity incentives will be granted:

a.	half of the indemnified advance notice, proportional to the service time at SABESP, equivalent to the percentage of the FGTS balance for termination purposes on the date of termination (according to the table below);

b.	indemnity incentive proportional to the service time at SABESP based on the base salary + function bonus, for each complete year of work (according to the table below); and

c.	health plan: starting from the subsequent month of termination, the health plan will be the responsibility of the policyholder and SABESP will reimburse the monthly fee up to an individual amount of R$ 1,878.30/month for the policyholder and his/her spouse, for 24 consecutive and uninterrupted months. If the policyholder chooses a health plan with a monthly fee lower than the reimbursable amount, he/she will not be entitled to any difference, thus not generating any credit or balance to be offset against future installments over the course of the 24 consecutive and uninterrupted months.

Service time at SABESP (years)	% of the FGTS balance	% of the compensation for each complete year of work
> 15	20%	20%
11 - 15	12.5%	12.5%
6 - 10	5%	5%
0 - 5	2.5%	2.5%

As of September 30, 2023, R$ 442,119 was recorded due to the provision for employee indemnity incentives, of which R$ 342,222 in current liabilities and R$ 99,897 in noncurrent liabilities under “Labor Obligations”.

21	Pension plan obligations

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); and Defined Contribution (CD) – Sabesprev Mais (iii) and VIVEST (iv), whereby only the latter is open for new adhesions. See the reconciliation of expenses with such plans in item (v).

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Notes to the Quarterly Information

Defined benefit plans

Summary of pension plan obligations- Liabilities

	Parent Company and Consolidated
	G1 Plan	G0 Plan	Total
Pension plan obligations as of December 31, 2022	(148,116)	(2,002,075)	(2,150,191)
(Expenses) / revenues recognized in 2023	13,152	(168,915)	(155,763)
Payments made in 2023	30,796	148,240	179,036
Pension plan obligations as of September 30, 2023	(104,168)	(2,022,750)	(2,126,918)

	Parent Company
	G1 Plan	G0 Plan	Total
Pension plan obligations as of December 31, 2021	(129,600)	(2,192,062)	(2,321,662)
(Expenses) recognized in 2022	(8,779)	(132,714)	(141,493)
Payments made in 2022	29,387	140,497	169,884
Pension plan obligations as of September 30, 2022	(108,992)	(2,184,279)	(2,293,271)

(i)	G1 Plan

The defined benefit plan (“G1 Plan”) managed by SABESPREV receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

(ii)	G0 Plan

According to State Law 4,819/1958, employees who started providing services before May 1974 acquired a legal right to receive supplemental pension payments, which rights are referred to as "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded in the “Balances with related parties” line, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.

(iii)	Sabesprev Mais Plan

Managed by SABESPREV, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(ii)	VIVEST Plan

Managed by VIVEST, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

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Notes to the Quarterly Information

(v)	Reconciliation of expenditures with pension plan obligations

	Parent Company and Consolidated		Parent Company
	July to September 2023	January to September 2023	July to September 2022	January to September 2022

G1 Plan (i)	(4,384)	(13,152)	2,922	8,779
G0 Plan (ii)	56,305	168,915	44,238	132,714
Sabesprev Mais Plan (iii)	7,032	20,514	6,686	18,993
VIVEST Plan (iv)	142	340	85	216
Subtotal	59,095	176,617	53,931	160,702
Capitalized	(576)	(1,954)	(878)	(2,472)
Reimbursement of additional retirement and pension benefits paid (G0)	(26,361)	(77,412)	(24,014)	(68,416)
Other	1,492	4,655	1,333	3,916
Pension plan obligations (Note 27)	33,650	101,906	30,372	93,730

22	Services payable

This line records the balances payable, mainly from services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others. The amounts payable to the municipal governments related to transfers provided for in the concession agreements are also recorded. The balances as of September 30, 2023, and December 31, 2022, were R$ 756,547 and R$ 723,242, respectively.

23	Equity

(a)	Share capital

As of September 30, 2023, and December 31, 2022, the authorized, subscribed, and paid-in capital, totaling R$ 15,000,000, was composed of 683,509,869 registered, book-entry common shares with no par value, as follows:

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Notes to the Quarterly Information

	September 30, 2023		December 31, 2022
	Number of shares	%	Number of shares	%
São Paulo State	343,506,664	50.3	343,506,664	50.3
Other shareholders
In Brazil (1)	253,006,352	37.0	257,339,417	37.6
Abroad (2)	86,996,853	12.7	82,663,788	12.1

Total	683,509,869	100.0	683,509,869	100.0

(1)	As of September 30, 2023, the common shares traded in Brazil were held by 44,906 shareholders. It includes six shares held by Cia Paulista de Parcerias – CPP, a company controlled by the São Paulo State Government.
(2)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank of the Company’s ADRs.

(b)	Interest on capital

The Annual Shareholders' Meeting held on April 28, 2023, approved the distribution of dividends as interest on capital totaling R$ 741,301, corresponding to minimum mandatory dividends and R$ 130,857 as supplementary minimum dividends, totaling R$ 872,158, which was paid on June 26, 2023.

24	Earnings per share

Basic and diluted

Basic earnings per share are calculated by dividing the equity attributable to owners by the weighted average number of outstanding common shares during the period. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	July to September 2023	January to September 2023	July to September 2022	January to September 2022

Profit attributable to the Company’s owners	846,295	2,337,250	1,081,060	2,479,057
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	1.23816	3.41948	1.58163	3.62695

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25	Operating segment information

The Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions, such as sanitation services.

Result

	Parent Company
	July to September 2023
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	5,539,361	1,332,813	6,872,174
Gross sales deductions	(418,928)	-	(418,928)
Net operating revenue	5,120,433	1,332,813	6,453,246
Costs, selling, general, and administrative expenses	(3,454,184)	(1,303,156)	(4,757,340)
Income from operations before other operating expenses, net and equity accounting	1,666,249	29,657	1,695,906
Other operating income (expenses), net			6,028
Equity accounting			4,635
Financial result, net			(428,920)
Income from operations before taxes			1,277,649
Depreciation and amortization	(713,461)	-	(713,461)

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	Parent Company
	January to September 2023
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	15,640,913	3,775,580	19,416,493
Gross sales deductions	(1,110,341)	-	(1,110,341)
Net operating revenue	14,530,572	3,775,580	18,306,152
Costs, selling, general, and administrative expenses	(10,537,390)	(3,691,003)	(14,228,393)
Income from operations before other operating expenses, net and equity accounting	3,993,182	84,577	4,077,759
Other operating income (expenses), net			71,148
Equity accounting			21,016
Financial result, net			(702,496)
Income from operations before taxes			3,467,427
Depreciation and amortization	(2,041,377)	-	(2,041,377)

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	Consolidated
	July to September 2023
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	5,539,361	1,332,813	6,872,174
Gross sales deductions	(418,928)	-	(418,928)
Net operating revenue	5,120,433	1,332,813	6,453,246
Costs, selling, general, and administrative expenses	(3,454,184)	(1,303,156)	(4,757,340)
Income from operations before other operating expenses, net and equity accounting	1,666,249	29,657	1,695,906
Other operating income (expenses), net			6,028
Equity accounting			6,711
Financial result, net			(430,996)
Income from operations before taxes			1,277,649
Depreciation and amortization	(713,461)	-	(713,461)

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Notes to the Quarterly Information

	Consolidated
	January to September 2023
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	15,640,913	3,775,580	19,416,493
Gross sales deductions	(1,110,341)	-	(1,110,341)
Net operating revenue	14,530,572	3,775,580	18,306,152
Costs, selling, general, and administrative expenses	(10,537,390)	(3,691,003)	(14,228,393)
Income from operations before other operating expenses, net and equity accounting	3,993,182	84,577	4,077,759
Other operating income (expenses), net			71,148
Equity accounting			23,092
Financial result, net			(704,572)
Income from operations before taxes			3,467,427
Depreciation and amortization	(2,041,377)	-	(2,041,377)

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Notes to the Quarterly Information

	Parent Company
	July to September 2022
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	5,012,389	1,350,255	6,362,644
Gross sales deductions	(374,905)	-	(374,905)
Net operating revenue	4,637,484	1,350,255	5,987,739
Costs, selling, general, and administrative expenses	(3,151,290)	(1,319,898)	(4,471,188)
Income from operations before other operating expenses, net and equity accounting	1,486,194	30,357	1,516,551
Other operating income (expenses), net			(2,787)
Equity accounting			5,941
Financial result, net			118,508
Income from operations before taxes			1,638,213
Depreciation and amortization	(613,711)	-	(613,711)

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Notes to the Quarterly Information

	Parent Company
	January to September 2022
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	13,762,081	3,393,182	17,155,263
Gross sales deductions	(1,031,734)	-	(1,031,734)
Net operating revenue	12,730,347	3,393,182	16,123,529
Costs, selling, general, and administrative expenses	(9,258,316)	(3,316,893)	(12,575,209)
Income from operations before other operating expenses, net and equity accounting	3,472,031	76,289	3,548,320
Other operating income (expenses), net			2,129
Equity accounting			17,448
Financial result, net			134,257
Income from operations before taxes			3,702,154
Depreciation and amortization	(1,801,622)	-	(1,801,622)

(i)	See Note 31 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information on long-lived assets.
(ii)	Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized under ICPC 01 (R1) / IFRIC 12 (Concession Agreements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are met over time. See Note 13 (b) for further information.
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Notes to the Quarterly Information

26	Operating income

(a)	Reconciliation from gross operating revenue to net operating revenue:

	Parent Company and Consolidated		Parent Company
	July to September 2023	January to September 2023	July to September 2022	January to September 2022

Revenue from sanitation services (i)	5,539,361	15,640,913	5,012,389	13,762,081
Construction revenue	1,332,813	3,775,580	1,350,255	3,393,182
Sales tax	(397,781)	(1,046,901)	(356,454)	(976,380)
Regulation, Control and Oversight Fee (TRCF)	(21,147)	(63,440)	(18,451)	(55,354)
Net revenue	6,453,246	18,306,152	5,987,739	16,123,529

(i) Includes R$ 27,514 and R$ 77,268 referring to the TRCF charged from customers from July to September and from January to September 2023 (R$ 24,042 and R$ 67,576 from April to June and from January to June 2022), respectively, referring to the municipalities regulated by ARSESP.

27	Operating costs and expenses

	Parent Company and Consolidated		Parent Company
	July to September 2023	January to September 2023	July to September 2022	January to September 2022
Operating costs
Salaries, payroll charges, and benefits	(606,845)	(2,214,111)	(583,682)	(1,684,376)
Pension plan obligations	(2,099)	(5,940)	(7,598)	(22,144)
Construction costs (Note 25)	(1,303,156)	(3,691,003)	(1,319,898)	(3,316,893)
General supplies	(95,075)	(266,688)	(93,015)	(255,430)
Treatment supplies	(113,231)	(416,668)	(149,871)	(439,670)
Outsourced services	(543,457)	(1,459,593)	(460,105)	(1,257,805)
Electricity	(367,400)	(1,148,416)	(358,734)	(1,145,179)
General expenses	(251,771)	(718,766)	(230,122)	(634,781)
Depreciation and amortization	(661,485)	(1,887,732)	(564,568)	(1,659,603)
	(3,944,519)	(11,808,917)	(3,767,593)	(10,415,881)

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Notes to the Quarterly Information

	Parent Company and Consolidated		Parent Company
	July to September 2023	January to September 2023	July to September 2022	January to September 2022
Selling expenses
Salaries, payroll charges, and benefits	(72,391)	(278,754)	(78,757)	(227,130)
Pension plan obligations	(216)	(653)	(1,023)	(2,992)
General supplies	(1,563)	(4,657)	(1,989)	(5,268)
Outsourced services	(115,874)	(327,667)	(110,593)	(301,309)
Electricity	(147)	(524)	(155)	(840)
General expenses	(29,953)	(85,003)	(24,768)	(76,456)
Depreciation and amortization	(16,930)	(50,710)	(16,769)	(50,171)
	(237,074)	(747,968)	(234,054)	(664,166)

Bad debt expense, net of recoveries (Note 9 (c))	(156,664)	(536,895)	(135,822)	(566,448)

Administrative expenses
Salaries, payroll charges, and benefits	(87,994)	(297,722)	(71,747)	(203,486)
Pension plan obligations	(31,335)	(95,313)	(21,751)	(68,594)
General supplies	69	(3,089)	(12,807)	(28,508)
Outsourced services	(65,147)	(205,291)	(64,645)	(187,674)
Electricity	(417)	(1,598)	(460)	(1,365)
General expenses	(176,364)	(364,712)	(106,611)	(286,064)
Depreciation and amortization	(35,046)	(102,935)	(32,374)	(91,848)
Tax expenses	(22,849)	(63,953)	(23,324)	(61,175)
	(419,083)	(1,134,613)	(333,719)	(928,714)

Operating costs and expenses
Salaries, payroll charges, and benefits	(767,230)	(2,790,587)	(734,186)	(2,114,992)
Pension plan obligations (Note 21 (v))	(33,650)	(101,906)	(30,372)	(93,730)
Construction costs (Note 25)	(1,303,156)	(3,691,003)	(1,319,898)	(3,316,893)
General supplies	(96,569)	(274,434)	(107,811)	(289,206)
Treatment supplies	(113,231)	(416,668)	(149,871)	(439,670)
Outsourced services	(724,478)	(1,992,551)	(635,343)	(1,746,788)
Electricity	(367,964)	(1,150,538)	(359,349)	(1,147,384)
General expenses	(458,088)	(1,168,481)	(361,501)	(997,301)
Depreciation and amortization	(713,461)	(2,041,377)	(613,711)	(1,801,622)
Tax expenses	(22,849)	(63,953)	(23,324)	(61,175)
Bad debt expense, net of recoveries (Note 9 (c))	(156,664)	(536,895)	(135,822)	(566,448)
	(4,757,340)	(14,228,393)	(4,471,188)	(12,575,209)

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Notes to the Quarterly Information

28	Financial income (expenses)

	Parent Company
	July to September 2023	January to September 2023	July to September 2022	January to September 2022
Financial expenses
Interest and charges on borrowings and financing – local currency	(297,330)	(824,396)	(271,251)	(676,593)
Interest and charges on borrowings and financing – foreign currency	(22,370)	(66,654)	(14,625)	(32,959)
Other financial expenses	(131,018)	(310,674)	(89,156)	(253,105)
Inflation adjustment on borrowings and financing	(14,563)	(123,126)	14,689	(147,365)
Other inflation adjustments	(44,732)	(140,599)	(40,596)	(139,751)
Interest and inflation adjustment on provisions	(51,088)	(141,052)	(3,854)	(97,764)
Total financial expenses	(561,101)	(1,606,501)	(404,793)	(1,347,537)

Financial revenue
Inflation adjustment gains	34,761	145,269	350,124	476,989
Income on financial investments	83,370	281,935	115,359	296,360
Interest income	72,563	207,910	61,452	203,056
Cofins and Pasep	(8,994)	(29,710)	(30,746)	(51,648)
Other	62	79	-	14
Total financial income	181,762	605,483	496,189	924,771

Financial income (expenses), net of exchange rate changes	(379,339)	(1,001,018)	91,396	(422,766)

Exchange gain (losses)
Exchange rate changes on borrowings and financing	(49,911)	297,623	27,258	556,474
Exchange rate changes on assets	338	909	(147)	443
Other exchange rate changes	(8)	(10)	1	106
Exchange rate changes, net	(49,581)	298,522	27,112	557,023

Financial income (expenses)	(428,920)	(702,496)	118,508	134,257

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	Consolidated
	July to September 2023	January to September 2023
Financial expenses
Interest and charges on borrowings and financing – local currency	(297,330)	(824,396)
Interest and charges on borrowings and financing – foreign currency	(22,370)	(66,654)
Other financial expenses	(131,018)	(310,674)
Inflation adjustment on borrowings and financing	(14,563)	(123,126)
Other monetary variations	(44,732)	(140,599)
Interest and inflation adjustment on provisions	(51,088)	(141,052)
Total financial expenses	(561,101)	(1,606,501)

Financial revenue
Inflation adjustment gains	34,761	145,269
Income on financial investments	81,294	279,859
Interest income	72,563	207,910
Cofins and Pasep	(8,994)	(29,710)
Other	62	79
Total financial income	179,686	603,407

Financial income (expenses), net of exchange rate changes	(381,415)	(1,003,094)

Exchange gain (losses)
Exchange rate changes on borrowings and financing	(49,911)	297,623
Exchange rate changes on assets	338	909
Other exchange rate changes	(8)	(10)
Exchange rate changes, net	(49,581)	298,522

Financial income (expenses)	(430,996)	(704,572)

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Notes to the Quarterly Information

29	Other operating income (expenses), net

	Parent Company and Consolidated		Parent Company
	July to September 2023	January to September 2023	July to September 2022	January to September 2022

Other operating income, net	14,281	93,241	22,115	45,985
Other operating expenses	(8,253)	(22,093)	(24,902)	(43,856)

Other operating income (expenses), net	6,028	71,148	(2,787)	2,129

Other operating income includes revenue from the sale of property, plant and equipment, contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and guarantees, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses usually record the derecognition of concession assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses, and operational assets indemnification.

30	Commitments

The Company has agreements to manage and maintain its activities, as well as to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of September 30, 2023 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,215,485	1,431,822	262,859	604,943	3,515,109
Contractual obligations - Investments	3,305,298	4,239,732	1,824,677	105,800	9,475,507
Total	4,520,783	5,671,554	2,087,536	710,743	12,990,616

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Notes to the Quarterly Information

31	Supplemental cash flow information

	Parent Company
	January to September 2023	January to September 2022

Total additions to contract assets (Note 13)	3,734,020	3,559,587
Total additions to intangible assets (Note 14 (b))	112,518	51,136

Items not affecting cash (see breakdown below)	(1,637,045)	(1,103,092)

Total additions to intangible and contract assets according to the statement of cash flows	2,209,493	2,507,631

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (a))	499,614	458,786
Contractors payable	496,897	276,409
Performance agreements	448,124	249,661
Right of use	107,833	41,947
Construction margin (Note 25)	84,577	76,289
Total	1,637,045	1,103,092

Consolidated
January to September 2023

Total additions to contract assets (Note 13)	3,734,020
Total additions to intangible assets (Note 14 (b))	260,518

Items not affecting cash (see breakdown below)	(1,637,045)

Total additions to intangible and contract assets according to the statement of cash flows	2,357,493

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (a))	499,614
Contractors payable	496,897
Performance agreements	448,124
Right of use	107,833
Construction margin (Note 25)	84,577
Total	1,637,045
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Comments on the Company’s Projections

Comments on the Company’s Projections

The projections presented in the Reference Form are annual and not on a quarterly basis. Therefore, the quarterly comparison between information disclosed in the Reference Form and quarterly results shall not apply.

Projections are monitored every year and disclosed in the Reference Form.

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Other Information Deemed as Relevant by the Company

1.            CHANGES IN INTEREST HELD BY THE CONTROLLING SHAREHOLDER, BOARD MEMBERS, AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS AND MANAGEMENT, AND OUTSTANDING SHARES Position as of 09/30/2023
Shareholder	Number of Common Shares (Units)%		Total Number of Shares (Units)%
Controlling Shareholder
Treasury Department	343,506,664	50.3%	343,506,664	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	1,100	0%	1,100	0%
Executive Board	1.300	0%	1.300	0%

Fiscal Council	110	0%	110	0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,509,180	50.3%	343,509,180	50.3%

Outstanding Shares	340,000,689	49.7%	340,000,689	49.7%
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Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS AND MANAGEMENT, AND OUTSTANDING SHARES Position as of 09/30/2022
Shareholder	Number of Common Shares (Units)%		Total Number of Shares (Units)%
Controlling Shareholder
Treasury Department	343,506,664	50.3%	343,506,664	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	100	0%	100	0%
Executive Board	-	-	-	-

Fiscal Council	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders	-	-	-	-

Total	343,506,770	50.3%	343,506,770	50.3%

Outstanding Shares	340,003,099	49.7%	340,003,099	49.7%

2.	SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of 09/30/2023 (Number of shares)
	Common Shares		Total
Shareholder	Number of Shares	%	Number of Shares	%
Treasury Department	343,506,664	50.3	343,506,664	50.3

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ITR - Quarterly Information Form - 09/30/2023 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Reports and Statements / Unqualified Report on Special Review

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

INDEPENDENT AUDITOR’S REVIEW REPORT ON THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION

To the

Shareholders and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Introduction

We have reviewed the interim financial information of Companhia de Saneamento Básico do Estado de São Paulo (“Company”), included in the Quarterly Information, for the quarter ended September 30, 2023, which comprise the interim statements of financial position as at September 30, 2023, and the respective interim statements of income and comprehensive income for the three- and nine-month periods then ended, and the interim statements of changes in equity and cash flows for the nine-month period then ended, as well as the corresponding notes.

The Company’s Management is responsible for the preparation of this interim financial information, in accordance with NBC TG 21 (R4) and International Accounting Standard (IAS) 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and for its presentation in accordance with standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to Quarterly Information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists principally of applying analytical and other review procedures and making enquiries of and having discussions with persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit conducted in accordance with auditing standards, and has not provided us assurance that we would become aware of any or all significant matters that might be identified in an audit. Accordingly, we do not express such an audit opinion.

Conclusion on the interim financial information

Based on our review, we are not aware of any fact that would lead us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 (R4) and IAS 34, applicable to Quarterly Information (ITR), and presented in accordance with the standards issued by CVM.

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Reports and Statements / Unqualified Report on Special Review

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Other matters

Interim statements of value added (DVA)

The interim financial information referred to above includes the statements of value added for the nine-month period ended September 30, 2023, prepared under the responsibility of the Company’s Management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to review procedures executed with the review of the interim financial information, with the purpose of concluding whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and contents meet the criteria defined in NBC TG 09 – Statement of Value Added. Based on our review, we are not aware of any fact that would lead us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria established in this standard and consistently with the interim financial information taken as a whole.

Audit and review of financial statements and comparative quarterly information

The quarterly information mentioned in the first paragraph includes financial information corresponding to income (loss), changes in equity, cash flows and added value for the quarter ended September 30, 2022, obtained from its quarterly information, and to the statements of financial position as at December 31, 2022, obtained from the financial statements as at December 31, 2022, presented for comparison purposes. The review of the financial information for the period ended September 30, 2022, and the audit of the financial statements for the year ended December 31, 2022, were conducted under the responsibility of other independent auditors, whose review and audit reports thereon, dated August 10, 2023 and March 23, 2023.

The accompanying financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, November 09, 2023.

BDO RCS Auditores Independentes SS Ltda. CRC 2 SP 013846/O-1

Dário Vieira de Lima

Accountant CRC 1 SP 238754/O-6

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Reports and Statements / Executive Officers’ Statement on the Financial Statements

Executive Officers’ Statement on the Quarterly Information STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item VI of CVM Resolution 80, of March 29, 2022, that:

They reviewed, discussed, and agreed with the quarterly information for the period ended September 30, 2023.

São Paulo, November 9, 2023.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

André Gustavo Salcedo Teixeira Mendes
CEO

Catia Cristina Teixeira Pereira

Chief Economic, Financial, and Investor Relations Officer

Sabrina de Menezes Correa Furstenau Sabino
People and Corporate Management Officer

Paula Alessandra Bonin Costa Violante
Engineering and Innovation Officer

Roberval Tavares de Souza

Operation and Maintenance Officer

Bruno Magalhães D'Abadia

Regulation and New Businesses Officer

Caio Marcelo de Medeiros Melo
Customers Officer

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Reports and Statements / Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm Statements

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item V of CVM Resolution 80, of March 29, 2022, that:

They reviewed, discussed, and agreed with the Report of Independent Registered Public Accounting Firm on the quarterly information for the period ended September 30, 2023.

São Paulo, November 9, 2023.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

André Gustavo Salcedo Teixeira Mendes

CEO

Catia Cristina Teixeira Pereira

Chief Economic, Financial, and Investor Relations Officer

Sabrina de Menezes Correa Furstenau Sabino
People and Corporate Management Officer

Paula Alessandra Bonin Costa Violante
Engineering and Innovation Officer

Roberval Tavares de Souza

Operation and Maintenance Officer

Bruno Magalhães D'Abadia

Regulation and New Businesses Officer

Caio Marcelo de Medeiros Melo
Customers Officer

PAGE: 110 of 110

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 24, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.